UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Proxy Statement for its 2015 Annual General Meeting of Shareholders.

2.	A copy of the Proxy Card with respect to the Registrant’s 2015 Annual General Meeting of Shareholders.

*        *        *         *        *        *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

June 29, 2015

Dear Shareholder:

You are cordially invited to attend the 2015 Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Monday, August 3, 2015, at Orbotech’s offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters specified in the enclosed Proxy Statement and you will also have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2014. The Board of Directors is recommending that you vote “FOR” the re-election of all of the nominees to the Board of Directors and “FOR” Items 4, 5, 6 and 7 specified on the enclosed proxy statement, and the Audit Committee of the Board of Directors is recommending that you vote “FOR” the re-appointment of the Company’s auditors. A discussion period will be provided for questions and comments relating to the matters set forth in the enclosed Proxy Statement.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on June 26, 2015, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your co-operation.

Very truly yours,

ASHER LEVY

Chief Executive Officer

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Sheqels (“NIS”) 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s 2015 Annual General Meeting of Shareholders (the “2015 Annual General Meeting” or the “Meeting”) or at any adjournment thereof.

The 2015 Annual General Meeting will be held on Monday, August 3, 2015, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To re-elect eight directors to the Board;

(2)	To re-elect one director who will serve as an ‘external director’ and to approve the external director’s remuneration and benefits;

(3)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2015 and until the next annual general meeting of shareholders.

(4)	To ratify and approve the adoption of the Orbotech Ltd. 2015 Equity-Based Incentive Plan (the “2015 Plan”) and to reserve, for purposes of the 2015 Plan, the number of Ordinary Shares of the Company provided in the 2015 Plan (as such number may be increased and adjusted from time to time as provided in the 2015 Plan);

(5)	To ratify and approve certain amendments to the 2005 Directors Plan, primarily to increase the annual equity remuneration payable to directors;

(6)	To ratify and approve an increase in, and other changes to, the annual equity remuneration payable to the Chief Executive Officer of the Company; and

(7)	To approve the increase of the Company’s registered (authorized) share capital by NIS 9,800,000 divided into 70,000,000 Ordinary Shares nominal (par) value NIS 0.14 each and to amend the Company’s Memorandum and Articles of Association accordingly.

In addition, shareholders will have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2014.

The affirmative vote of a simple majority of the voting rights of the Company represented and voting thereon at the Meeting is necessary for the approval of the proposed resolutions, provided that: (A) with respect to Item 2 above, (i) that majority includes at least a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of a relationship with a controlling shareholder, who are present and voting (abstentions are disregarded), or (ii) that the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of a relationship with a controlling shareholder who are present and voted against the proposed resolution constitute two percent or less of the voting power of the Company; and (B) with respect to Item 6 above, (i) that majority includes at least a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who are present and voting (abstentions are disregarded), or (ii) that the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who are present and voted against the proposed resolution constitute two percent or less of the voting power of the Company (the “Compensation Majority”).

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. No postage is required if mailed in the United States. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on July 31, 2015, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted. Unless otherwise indicated on the form of proxy or as provided in the paragraphs below, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified above), will be voted in favor of Items 1—7 above.

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), each shareholder voting on Items 2 and 6 above is requested to inform the Company as detailed below prior to voting at the Meeting if the shareholder is a controlling shareholder of the Company and with respect to Item 2 above, if the shareholder has a ‘personal interest’ in the approval of Item 2 above as a result of a relationship with a controlling shareholder. With respect to Item 6 above, each shareholder is requested to indicate in the appropriate place in the proxy if the shareholder has a ‘personal interest’ in Item 6.

Under the Companies Law, the term ‘personal interest’ is defined as a shareholder’s personal interest in an action or a transaction of a company (i) including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (ii) excluding a personal interest arising solely from holding the Company’s shares. Under the Companies Law, in the case of a person voting by proxy, ‘personal interest’ includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

As of the date of this Proxy Statement, the Company is not aware of any controlling shareholders as such term is defined for purposes of the Companies Law. If: (i) any shareholder believes it is a controlling shareholder; or (ii) has a personal interest with respect to Item 2 as a result of a relationship with a controlling shareholder, such shareholder should not vote by the enclosed proxy or in any other way and should contact the Corporate Secretary of the Company by written electronic mail (addressed to michael.havin@orbotech.com) no later than 11:59 p.m., New York time, on July 30, 2015 in order to be advised how to submit its votes with respect to the items on the agenda of the Meeting.

In the enclosed proxy you are requested to indicate whether or not you have a ‘personal interest’ with respect to Item 6.

In order to provide for proper counting of shareholder votes, (A) if you have not otherwise informed the Corporate Secretary of the Company as aforesaid, your signature on the enclosed proxy or the submission of an electronic vote will constitute a certification that you are not a controlling shareholder and that neither you, nor any of the persons or entities described above, have a personal interest with respect to Item 2 above that is as a result of a relationship with a controlling shareholder; and (B) if you have not affirmatively indicated on the proxy that you have a ‘personal interest’ with respect to Item 6 (by marking “YES” in that regard), your signature on the enclosed proxy or the submission of an electronic vote will constitute a certification that you do not have a ‘personal interest’ in Item 6 above.

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of trading on June 26, 2015, will be entitled to vote at the 2015 Annual General Meeting or at any adjournment thereof. Proxies are expected to be mailed to shareholders on or about July 6, 2015, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of trading on June 26, 2015, 42,488,221 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Monday, August 10, 2015, at the same time and place. At any such adjourned Meeting, if a quorum is not present within one-half hour from the specified time, any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present for all purposes.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company (the “Articles”), the vote of the senior holder of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

[1]	Does not include, as at that date: (i) a total of 2,633,223 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans; and (ii) a total of 5,410,773 Ordinary Shares held as treasury shares, all as described in further detail under the heading “Beneficial Ownership of Securities by Certain Shareholders and by Office Holders”.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

SHAREHOLDERS AND BY OFFICE HOLDERS

The following table sets forth information as of June 26, 2015 (except with respect to the shareholders as noted below), concerning (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Office Holders (as defined below) as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• Dr. Jacob Richter (2) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,038,377	7.15%

• Clal Insurance Enterprises Holdings Ltd. (3) 48 Menachem Begin Street Tel Aviv, 66180 Israel	2,761,238	6.50%

• Harris Associates L.P. (4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	2,727,260	6.42%

• Richard Mashaal (5) 540 Madison Avenue, 32nd Floor New York, NY 10022	2,338,859	5.50%

• Office Holders as a group (consisting of 25 persons) (6)(7)	5,066,572	11.92%

(1)	The Company had outstanding, on June 26, 2015, 42,488,221 Ordinary Shares. This number does not include a total, as at that date, of 2,633,223 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans, of which: 2,066,272 were subject to outstanding options (1,046,804 of which had vested); 417,129 were subject to outstanding and unvested RSUs (as defined below); and 149,822 remained available for future equity awards pursuant to such plans, comprised of:

(a)	2,055,131 Ordinary Shares issuable pursuant to options awarded under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which 1,035,663 had vested.

(b)	566,951 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	417,129 were subject to outstanding and unvested RSUs; and

(ii)	149,822 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	11,141 Ordinary Shares issuable pursuant to options under an equity remuneration plan which was administered by Photon Dynamics, Inc. (“PDI”) prior to its acquisition by the Company on October 2, 2008 (the “PDI Acquisition”) and assumed by the Company as part of such acquisition (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company or its subsidiaries, of which: (a) 1,993,918 were owned by the Company as dormant shares under Israeli law and, for so long as they are owned by the Company, confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,416,855 were owned by one or more subsidiaries of the Company and, for so long as they are owned by a subsidiary of the Company, confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the United States Securities and Exchange Commission (the “SEC”).

(2)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 3,033,945 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(3)	As of December 31, 2014, based on a report filed with the SEC dated February 17, 2015. The report indicated shared dispositive power and shared voting power as to 2,761,238 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation and IDB Development Corporation Ltd. (“IDB Development”), an Israeli private corporation. Of the 2,761,238 Ordinary Shares reported as beneficially owned by Clal, the report indicated that: (i) 226,205 Ordinary Shares are beneficially held for its own account; and (ii) 2,535,033 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting and investment decisions.

(4)	As of December 31, 2014, based on a report filed with the SEC on February 11, 2015. The report indicated sole voting and dispositive power as to 2,154,662 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner, and voting power as to 572,598 Ordinary Shares by reason of advisory and other relationships with the person who owns the Ordinary Shares. The report indicated that Harris Associates L.P. has been granted the power to vote the Ordinary Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

(5)	As of December 31, 2014, based on a report filed with the SEC dated February 17, 2015. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to all 2,338,859 Ordinary Shares by Richard Mashaal (“Mashaal”) and various investment vehicles managed by Rima Senvest Management, L.L.C. (“RIMA”) and Senvest International L.L.C. (“Senvest”). Of the 2,338,859 Ordinary Shares, 1,700,762 are owned by RIMA and 638,097 are owned by Senvest. Mashaal, in his capacity as the Managing Member of RIMA or as President of Senvest, has voting or dispositive power as to all Ordinary Shares owned by RIMA and Senvest.

(6)	The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. In addition to the ten members of the Board, the Company considers 15 other individuals, including the nominee for election as an external director, Mr. Hermoni, whose current term expired on June 24, 2015, to be Office Holders as at June 26, 2015.

(7)	Includes: (i) 332,647 Ordinary Shares issuable upon the exercise of options referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, June 26, 2015; and (ii) zero Ordinary Shares issuable upon the settlement of RSUs referred to in footnote (1) above that are scheduled to vest within 60 days from, June 26, 2015. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 and 2—Election of Directors

All of the directors of the Company (other than external directors whose terms are determined in accordance with applicable law) are elected on an annual basis to hold office until the end of the next annual general meeting of shareholders and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for under applicable law or in the Articles. The external directors currently serve three year terms as required by Israeli law and are elected according to the Companies Law.

The Articles provide that the minimum number of directors is three and the maximum number is eleven. As at June 23, 2015, the Board was comprised of eleven members, three of whom were elected as external directors under the provisions of the Companies Law. The term of office of one of these external directors, Mr. Avner Hermoni, expired on June 24, 2015, and Mr. Hermoni is a nominee for re-election as an external director at the Meeting, as discussed below.

In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of shareholders (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

Under the Companies Law and regulations promulgated thereunder, Israeli public companies are required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority of the shareholders (and cannot be appointed by the Board); and may be re-elected to additional terms of three years each, subject to certain conditions; each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee, must include all external directors.

Among other requirements, a person may not be elected as an external director if such person, his or her relative, partner, employer, anyone to whom he or she is directly or indirectly subordinate, or any entity under his or her control, has or had, on or within the two years preceding the date of his or her election, any ‘affiliation’ (as defined in the Companies Law) with the company, any controlling shareholder of the company, a relative of a controlling shareholder, or any entity controlled by the company or by a controlling shareholder of the company; and if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, also with the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or with a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications, according to criteria set forth under Israeli law, and generally, at least one external director is required to have financial and accounting expertise. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the company’s size and the volume and complexity of its activities. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

In addition to the external directors, a company may classify additional directors who meet the same non-affiliation criteria as external directors, and who have not served as directors of the company for more than nine consecutive years, as ‘independent directors’ under the Companies Law. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as ‘independent directors’ under the Companies Law, all as provided under regulations promulgated under the Companies Law. The Company has classified Mr. Dan Falk as an independent director under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and regulations promulgated pursuant thereto governing the terms of compensation payable to external directors (the “Compensation Regulations”). In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office. Following termination of service, external directors and independent directors and their relatives are subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company or a controlling shareholder thereof (or any entity controlled by a controlling shareholder).

Dr. Michael Anghel and Mr. Joseph Tenne currently serve as external directors under the applicable provisions of the Companies Law; and, until the expiration of his term as a director on June 24, 2015, Mr. Hermoni also served as an external director under the applicable provisions of the Companies Law.

Following the recommendation of the Nominating Committee of the Board (the “Nominating Committee”), the Board is recommending that at the Meeting, shareholders approve the re-election as directors of all of the eight non-external directors currently in office: Mr. Yochai Richter, Mrs. Yehudit Bronicki, Mr. Dan Falk, Mr. Miron Kenneth, Dr. Jacob Richter, Mr. Eliezer Tokman, Prof. Shimon Ullman and Mr. Arie Weisberg, each for a term of approximately one year expiring at the Company’s annual general meeting of shareholders to be held in 2016. In addition, following the recommendation of the Nominating Committee, the Board is recommending that shareholders approve the re-election of Mr. Avner Hermoni, as an external director for a second term of three years.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. All nominees for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director or as an external director of the Company, as applicable.

Set forth below is information, as at June 26, 2015, concerning all directors of the Company and nominees for election as directors, including as external directors, at the Meeting.

Nominees for terms expiring in 2016

Directors whose current terms expire at the 2015 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yochai Richter (2)	Active Chairman of the Board	September 17, 1942	1992		1,281,014	2.96%

Yehudit Bronicki (3)	Director	December 29, 1941	2000	(4)	38,190	(5)

Dan Falk (3)(6)(7)	Company Director and Consultant	January 12, 1945	1997		40,889	(5)

Miron Kenneth (3)	Company Director	June 6, 1956	2014		0	(5)

Dr. Jacob Richter (2)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	2012	(8)	3,049,457	7.15%

Eliezer Tokman (3)(9)	Company Director and Consultant	May 13, 1950	2007		34,658	(5)

Prof. Shimon Ullman (3)(10)	Professor of Computer Science, Weizmann Institute of Science	January 28, 1948	1992		151,545	(5)

Arie Weisberg (3)	Company Director and Consultant	October 19, 1950	2010		134,632	(5)

Nominee for term expiring in 2018

External Director whose term expired in 2015

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Avner Hermoni (3)(11)	Company Director	December 4, 1947	2012	15,512	(5)

Continuing Directors

Current External Directors

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Michael Anghel (3)(12)	Company Director	January 13, 1939	2008	(13)	41,811	(5)

Joseph Tenne (3)(12)	Vice President Finance of Itamar Medical Ltd.	October 17, 1955	2014		4,504	(5)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d - 3(d) promulgated under the Exchange Act. Includes: 48,719 Ordinary Shares (in the case of Mr. Weisberg); 29,321 Ordinary Shares (in the case of Dr. Anghel); 24,020 Ordinary Shares (in the case of Mrs. Bronicki and Prof. Ullman); 23,400 Ordinary Shares (in the case of Mr. Yochai Richter); 22,020 Ordinary Shares (in the case of Mr. Tokman); 18,719 Ordinary Shares (in the case of Mr. Falk); 11,080 Ordinary Shares (in the case of Mr. Hermoni and Dr. Jacob Richter); and 3,217 Ordinary Shares (in the case of Mr. Tenne) subject to vested but unexercised options.

(2)	Yochai Richter and Dr. Jacob Richter are brothers.
(3)	‘Independent director’ in accordance with the Nasdaq listing standards or, in the case of Mr. Hermoni, would, if re-elected, qualify as such.
(4)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(5)	Less than 1%.
(6)	Member of the Audit Committee of the Board (the “Audit Committee”), the Remuneration Committee of the Board (the “Remuneration Committee”) and the Nominating Committee.
(7)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC and has also been classified as an independent director under the Companies Law.
(8)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009
(9)	Member of the Remuneration Committee.
(10)	Member of the Nominating Committee.
(11)	If re-elected, Mr. Hermoni will serve as a member of the Audit Committee the Remuneration Committee and the Nominating Committee.
(12)	Member of the Audit Committee and the Remuneration Committee.
(13)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing on September 18, 2008, again commencing on June 26, 2011 and again commencing on July 10, 2014.

***********

Yochai Richter has been the Active Chairman of the Board since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot Systems Ltd. (“Orbot”) and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel serves as a member of the board of directors of Partner Communications Company Ltd., Syneron Medical Ltd. and BioLineRx Ltd., all of which are Israeli Nasdaq-listed companies. He is also a director of Evogene Ltd., an Israeli company listed on both the New York Stock Exchange (the “NYSE”) and the Tel Aviv Stock Exchange (the “TASE”), and of the Strauss-Group Ltd. and Dan Hotels Corporation Ltd., both of which are Israeli companies listed on the TASE. From 2004 to 2005, Dr. Anghel served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki served, from 1991 to July 2014, as the managing director of Ormat Industries Ltd. (“Ormat”), an Israeli company, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki was also the chief executive officer of Ormat Technologies, Inc. (“Ormat Technologies”), a Delaware NYSE-listed company, and its subsidiaries until July 2014. Although Mrs. Bronicki retired from her executive position as chief executive officer of the companies within the Ormat group, she remains a member of the board of directors of Ormat Technologies and its principal subsidiaries. Mrs. Bronicki served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of NICE-Systems Ltd. (“NICE”) and Attunity Ltd., both of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Advanced Vision Technology (A.V.T.) Ltd. (“AVT”), which is an Israeli company listed on the Frankfurt Stock Exchange. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years’ experience in finance and banking, including senior positions at Discount Bank, prior to joining Orbot.

Avner Hermoni served, from 2007 to December 2014, as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli company. From 2003 to 2005, he was chief operations officer of NICE and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd. From 1997 to 1999, he simultaneously held the positions of president at Kulicke & Soffa (Israel) Ltd. and corporate vice president at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company. From 1990 to 1997 he served as president of Orbot Instruments Ltd. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Miron Kenneth serves as a member of the board of directors of Allot Communications Ltd., an Israeli Nasdaq-listed company, and also serves as the chairman of the board of directors of Teridion Technologies Ltd., an Israeli company specializing in overlay network technologies for service providers. From 2011 to 2013, he was chief executive officer of Pontis Ltd. and, from 2001 to 2011, was chairman and chief executive officer of Voltaire Ltd. Mr. Kenneth received his bachelor’s degree in economics and computer science from Bar Ilan University in 1982 and his master’s degree in business administration from Golden Gate University in 1985.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company, and has been a director of that company since 1993 and also serves on the boards of directors of a number of other privately held companies. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Joseph Tenne serves as the vice president finance of Itamar Medical Ltd., an Israeli TASE-listed company, and is a member of the boards of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, Enzymotec Ltd., an Israeli Nasdaq-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, and Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a Nevada Over-The-Counter QB listed company. From March 2005 to April 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies and from January 2006 to April 2013, also served as the chief financial officer of Ormat. From 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”). Mr. Tenne is a

certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Eliezer Tokman currently serves on the boards of directors of a number of privately-held companies. From 2008 to March 2015, Mr. Tokman served as the chief executive officer of Siemens Israel. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Between 1986 and 1993 Prof. Ullman was a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2015 recipient of the Israel Prize, the 2014 recipient of the EMET prize for science, art and culture and the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Lumenis Ltd., an Israeli Nasdaq-listed company, Plastopil Hazorea Company Ltd., an Israeli TASE-listed company, AVT and Metzerplas Cooperative Agricultural Organization Ltd. He also acts as a consultant to various companies. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Committees of the Board

The Articles provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a managing director, general manager, chief executive officer and/or president (or any similar function with a different title) such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board. In addition, the Companies Law requires public companies such as the Company to appoint an audit committee and a remuneration committee.

(i)	Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors. The audit committee must include all of the external directors (one of whom shall serve as the chairman of the committee), must be comprised of a majority of independent directors under the Companies Law and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings.

The responsibilities of the Company’s Audit Committee include, among other things: (a) identifying flaws in the management of the Company’s business, making recommendations to the Board as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) reviewing and considering certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal auditor’s work plan and examining the Company’s internal control structure and processes; (d) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ; and (e) overseeing the accounting and financial reporting processes of the Company. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them.

Dr. Michael Anghel, Mr. Dan Falk and Mr. Joseph Tenne are the current members of the Audit Committee, with Dr. Anghel serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards and in accordance with the Companies Law. In addition, Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC. If re-elected at the Meeting, Mr. Hermoni will, as an external director, also serve as a member of the Audit Committee.

(ii)	Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors. The remuneration committee must include all of the external directors, one of whom shall serve as the chairman of the committee, and may not include certain directors. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations. Generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings.

The responsibilities of the remuneration committee under the Companies Law include: (i) making recommendations to the board of directors with respect to the approval of the compensation policy and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of Office Holders (as defined below); and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

The Remuneration Committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity based plans of the Company (and to the extent appropriate, the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the chief executive officer and other Office Holders of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation decisions as described above. Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Joseph Tenne and Mr. Eliezer Tokman are the current members of the Remuneration Committee, with Dr. Anghel serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards. If re-elected at the Meeting, Mr. Hermoni will, as an external director, also serve as a member of the Remuneration Committee.

(iii)	Nominating Committee

The role of the Company’s Nominating Committee is to identify individuals qualified to become directors, to recommend such individuals for nomination for election as directors and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees.

Mr. Dan Falk and Prof. Shimon Ullman are the current members of the Nominating Committee, with Mr. Falk serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards. Until the expiration of his term as a director on June 24, 2015, Mr. Hermoni also served as a member of the Nominating Committee and, if re-elected, would once again serve as a member of the Nominating Committee.

Executive Sessions

At least twice per annum the ‘independent directors’ of the Company (in accordance with the Nasdaq listing standards) meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board. For further information see Executive Remuneration—Remuneration of the Active Chairman of the Board.

For information concerning the remuneration of directors and the eligibility and participation of directors in the 2005 Directors Plan and information concerning unexercised options held by directors and nominees for election as directors, including awards made during 2014, see Executive Remuneration—Remuneration of the Active Chairman of the Board;—Other Directors’ Remuneration;—Equity Awards to Directors. For information with respect certain proposed changes to 2005 Directors Plan, see Item 5.

For information concerning the insurance, indemnification and release of the directors, the chief executive officer and other Office Holders of the Company, see Executive Remuneration—Insurance, Indemnification and Release.

Certain equity awards held by certain Office Holders of the Company are subject to immediate vesting in the event of such Office Holder’s death or a change in control of the Company. In addition, certain Office Holders are, under certain circumstances, eligible for increased severance pay.

At the 2013 annual general meeting of shareholders, the shareholders approved a compensation policy with respect to the Terms of Office and Employment (as defined below) of the Company’s Office Holders (the “Compensation Policy”).

Executive Remuneration

The following table sets forth, as a group, for all persons who were, at any time during 2014, Office Holders of the Company, all remuneration paid or accrued by the Company in respect of the fiscal year ended December 31, 2014:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for share options, RSUs and Restricted Shares
2014 Office Holders as a group (consisting of 27 persons) (1)	$7,924,137	$754,644	$1,193,132

(1)	In addition to the twelve individuals who served as members of the Board during 2014, the Company considers 15 other individuals to have been Office Holders in 2014. Two of these 27 individuals were no longer Office Holders as at December 31, 2014.

For information concerning compensation granted to the Company’s five most highly compensated Office Holders with respect to the year ended December 31, 2014, see ‘Item 6 Directors, Senior Management and Employees—B Compensation—(b) Individual Compensation of Covered Executives’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

(a) Approval Required for Directors’ Compensation

Pursuant to an amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), the Company was required to adopt the Compensation Policy, which was approved by the Board in August 2013, after considering the recommendations of the Remuneration Committee, and by the Company’s shareholders in September 2013.

Pursuant to Israeli law, any arrangement between the Company and its directors as to their terms of office and employment, including exemption and release of the director from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the director, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”), must generally be consistent with the Compensation Policy and generally requires the approval of the Remuneration Committee, the Board and the shareholders. As discussed above, the Companies Law and the Compensation Regulations provide that the compensation payable to external directors and ‘independent directors’ under the Companies Law is subject to certain further limitations.

(b) Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay in cash equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $353,800 was paid to Mr. Richter in respect of 2014. Pursuant to shareholder approval, commencing from the 2010 annual general meeting of shareholders, Mr. Richter became eligible to participate in the 2005 Directors Plan (as defined below) and will, for as long as he remains the Chairman of the Board or an ‘eligible director’ (as defined in the 2005 Directors Plan), continue to do so. In addition, as a continuing employee, equity awards made to Mr. Richter prior to his becoming so eligible continued to vest and become exercisable on their original terms and all such awards have now vested in full.

The above terms of Mr. Richter’s employment and service were approved prior to the 2012 Amendment. Any change to the terms described above will be subject to the approval process and other conditions set forth in the 2012 Amendment.

(c) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and re-approved by the Remuneration Committee, the Board and the shareholders with the approval of the Compensation Policy, and consistent therewith, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company, including external directors, is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli Consumer Price Index (the “CPI”) in the manner provided in the Compensation Regulations; (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On June 26, 2015, after adjustment as described in (iii) above, the annual payment to each non-employee director described in (i) above stood at NIS 74,361.36; and the meeting participation compensation to each non-employee director described in (ii) above stood at NIS 2,860.05.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), which was amended with shareholder approval at the 2010 annual general meeting of shareholders. Under the 2005 Directors Plan (as amended), and as re-approved by the Remuneration Committee, the Board and the shareholders with the approval of the Compensation Policy, and consistent therewith, each director who is in office immediately after any annual general meeting of shareholders, including external directors and including directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and “Restricted Shares” (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) or “RSU”s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), with an aggregate grant-date value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares with respect to the Chairman of the Board, and with an aggregate grant-date value equal to the lesser of $35,000 and the value of 3,000 Restricted Shares with respect to each other eligible director under the 2005 Directors Plan. There is no separate reserve of shares for purposes of the 2005 Directors Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under any applicable equity remuneration plan of the Company. All share-based remuneration awarded under the 2005 Directors Plan was granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan (prior to its expiration) and/or the 2010 Plan. Equity awards under the 2005 Directors Plan will, to the extent that there are sufficient Ordinary Shares available for grant under the applicable Company equity plan, be apportioned at a ratio of one Restricted Share or RSU for every 2.5 Ordinary Shares subject to an option. All awards vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting of shareholders prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting of shareholders; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability—in which case the provisions of the applicable Company equity plan will apply), any options unexercised, or Restricted Shares or RSUs unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

At the Meeting, shareholders will be asked to ratify and approve certain amendments to the 2005 Directors Plan. See Item 5 below.

The Company has previously approved, and re-approved with the approval of the Compensation Policy, and consistent therewith, that external directors’ remuneration will be relative to that of ‘other directors’, as such term is defined in the Compensation Regulations, so that, in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, or grants additional equity-based compensation to ‘other directors’, each external director will receive, without further approval, additional remuneration, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional equity-based compensation as is equal to the average additional equity-based compensation being granted to such ‘other directors’ and on substantially similar terms, as applicable. In addition, pursuant to the Compensation Regulations, the Company may also change the amount or form of remuneration payable to its then-serving external directors at the time of appointment of an additional external director, provided however that such change is to the benefit of the then-serving external directors.

The nominees for directors, including the nominee for external director, will, if elected, receive remuneration as described above (including with respect to the nominee for external director remuneration that is relative to that of ‘other directors’) and will, if elected, also participate in the 2005 Directors Plan and receive equity-based compensation as eligible directors thereunder, as described above. Furthermore, if the proposed amendments to the 2005 Directors Plan are approved by the shareholders at the Meeting, any directors elected at the Meeting, including the nominee for external director, as well as the then-serving external directors, will be entitled to receive the increased equity-based remuneration as discussed in Item 5 below.

(d) Equity Awards to Directors

The following table sets forth information, as of June 26, 2015, concerning all outstanding option awards to persons who currently serve, or are nominees for election, as directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-1-2010	10.28	4,966	4,966	0	Aug-31-2017
	Jun-26-2011	12.48	4,583	4,583	0	Jun-25-2018
	Jun-24-2012	9.40	4,889	4,889	0	Jun-23-2019
	Sep-11-2013	12.11	4,941	4,941	0	Sep-10-2020
	Jul-10-2014	15.61	4,021	4,021	0	Jul-9-2021

Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Yehudit Bronicki	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Dan Falk	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Avner Hermoni	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Jacob Richter	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Joseph Tenne	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Eliezer Tokman	Jun-23-2009	7.21	3,301	3,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Shimon Ullman	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Arie Weisberg	Feb-26-2009	4.15	30,000	30,000	0	Feb-25-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

All of the above option awards are subject to the terms of the 2000 Plan and (other than certain of the awards made to Mr. Weisberg) were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of Ordinary Shares subject to options and RSUs or Restricted Shares awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration. On June 26, 2015, the closing price of the Ordinary Shares as reported by Nasdaq was $21.16.

During 2014, 1,608 Restricted Shares were issued to the Active Chairman of the Board and 1,287 RSUs were awarded to each other director who was in office immediately after the 2014 annual general meeting of shareholders, including the external directors.

In addition, during 2014: (i) options to purchase a total of 22,810 Ordinary Shares held by directors were cancelled; (ii) options to purchase a total of 130,000 Ordinary Shares held by directors were exercised; (iii) 1,976 Restricted Shares held by the Active Chairman of the Board (all of which were granted during 2013) vested; and (iv) a total of 12,648 RSUs held by the other directors (all of which were awarded during 2013) vested. During the period from January 1, 2015 to June 26, 2015: (i) options to purchase a total of 62,255 Ordinary Shares were exercised by directors; (ii) no options to purchase Ordinary Shares held by any directors were cancelled; (iii) 1,608 Restricted Shares held by the Active Chairman of the Board (all of which were granted during 2014) vested; and (iv) a total of 11,583 RSUs held by the other directors (all of which were granted during 2014) vested.

For information concerning Restricted Shares held by persons who currently serve as directors, see footnote 1(b) to the table of Continuing Directors and Nominees for Directors presented above.

Pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”) (and, with respect to RSUs, to a tax ruling the Company has received from the Israel Tax Authority) and to an election made by the Company thereunder and consistent with the Compensation Policy, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares, shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee. Pursuant to shareholder approval, and consistent with the Compensation Policy, each of the equity awards granted to directors specified in the table above, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan or the 2010 Plan and, if approved by the shareholders at the Meeting, under the 2015 Plan (whether as part of the 2005 Directors Plan, the 2005 Directors Plan as may be amended, if approved by the shareholders at the Meeting or otherwise), will benefit from the above-described capital gains tax treatment (other than equity awards to Mr. Yochai Richter and Dr. Jacob Richter granted during years in which their combined holdings exceed a certain percentage, as determined pursuant to relevant Israeli tax laws).

The salary income component of an equity award consists of the excess, if any, of the average price of the Ordinary Shares during the 30-day period immediately prior to the grant date over the exercise price of options awarded or the purchase price of Restricted Shares or RSUs granted (as the case may be). Because options under the Company’s equity plans are generally awarded at the market price of the Ordinary Shares on the grant date, the salary income component of options has historically been relatively small. By contrast, because RSUs and Restricted Shares have been issued at substantially below the market price of the Ordinary Shares and for nominal consideration only, the salary income component of Restricted Shares or RSUs, and the corresponding expense which the Company will be allowed to claim for tax purposes in Israel, is and will be significantly higher than in the case of options.

(e) Insurance, Indemnification and Release

The Remuneration Committee, the Board and the shareholders of the Company have resolved, consistent with the Compensation Policy, to ratify and approve the purchase and the periodic renewal by the Company of insurance coverage in respect of the liability of its Office Holders and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, to the maximum extent permitted by law, that will provide for up to $50.0 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company; to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, for certain matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and to exempt and release to the maximum extent permitted by law all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

Following the adoption of the Compensation Policy, and consistent therewith, the Remuneration Committee and the Board resolved to similarly undertake in advance to indemnify all other Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) in office at the time such resolutions were adopted, including all those currently in office; and to similarly exempt and release to the maximum extent permitted by law such other Office Holders of the Company, including all those currently in office, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

Subject to the foregoing, any new director who is elected at the Meeting, as well as any current directors who are re-elected, including external directors, would benefit from the insurance, indemnification, release and exemption discussed herein.

Policy on Confidentiality and Trading in Company Securities

As a publicly traded entity, the Company maintains and enforces policies concerning confidentiality of information and the purchase and sale of its securities by all directors, officers, employees and consultants of the Company and its subsidiaries and related companies.

Equity-Based Remuneration Plans

(a) General

The Company presently administers the 2000 Plan and the 2010 Plan, both of which were adopted with shareholder approval, as well as one equity remuneration plan which was administered by PDI prior to consummation of the PDI Acquisition and assumed by the Company as part of the PDI Acquisition (the “PDI Equity Remuneration Plan”). These plans are discussed in further detail below.

Awards under the Company’s equity remuneration plans (other than: (i) to directors under the 2005 Directors Plan; or (ii) under the PDI Equity Remuneration Plan) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years (the “Standard Vesting”). Upon resignation by a grantee, options to the extent unexercised, unvested RSUs and Restricted Share awards to the extent that the applicable restrictions have not lapsed, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case in which a grantee ceases to be an employee of, or consultant to, the Company (e.g. dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Prior to expiration of the 2000 Plan on June 4, 2015, Ordinary Shares subject to equity awards granted under the 2000 Plan became available for purposes of future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares subject to equity awards granted under the 2010 Plan become available for purposes of future equity awards under the 2010 Plan upon the expiration, termination, forfeiture or lapse of such equity awards unless such expiration, termination, forfeiture or lapse occurred solely because the performance goals with respect to any performance-based awards were not attained, in which case the Ordinary Shares subject to such equity awards do not again become available for purposes of the 2010 Plan.

Options under the PDI Equity Remuneration Plan usually expire upon termination of the grantee’s continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they were vested as of the date of termination of continuous service.

(b) Equity Plans

(i)	The 2000 Plan

On June 21, 2000, the Board adopted, and the Company’s shareholders subsequently approved, the Employee Share Ownership and Option Plan (2000), which was amended in 2003 with shareholder approval, and was broadly amended, restated and renamed in 2005, also with shareholder approval. The 2000 Plan terminated on June 4, 2015 (except as to awards outstanding on that date).

During 2014, under the 2000 Plan: (i) options to purchase a total of 397,576, 853,444 and 271,655 Ordinary Shares (having respective weighted average exercise prices of $15.55, $9.32 and $18.93 per share) were awarded, exercised and cancelled, respectively; and (ii) a total of 1,608 and zero Restricted Shares were granted and forfeited, respectively. As of June 26, 2015, under the 2000 Plan: (i) options to purchase a total of 2,055,131 Ordinary Shares, expiring on various dates between August 6, 2015 and May 4, 2022 and having a weighted average remaining life of 3.81 years and a weighted average exercise price of $10.88 per share, were outstanding (of which 1,035,663 with a weighted average remaining life of 2.30 years and a weighted average exercise price of $9.35 per share had vested); and (ii) a total of 37,022 Restricted Shares had been forfeited.

(ii) The 2010 Plan

On July 15, 2010, the Board adopted, and the Company’s shareholders subsequently approved, the 2010 Plan. The 2010 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and/or of companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest, by providing them with equity-based incentives.

The 2010 Plan: (i) provides only for the awarding of Restricted Shares and RSUs and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduced performance-based equity awards to the Company’s equity program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board (but which shall be linked to the Company’s profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based Restricted Shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained, and any Ordinary Shares withheld or surrendered in payment of taxes related to an award, will not again be available for purposes of the 2010 Plan; and (iv) provides that if the employment or services of a grantee of Restricted Shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the Restricted Shares or RSUs held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise). The Company’s general policy is to settle RSUs granted under the 2010 Plan through the issuance of Ordinary Shares rather than in cash, other securities, other awards under the 2010 Plan or other property. The 2010 Plan will terminate on July 14, 2020 (except as to awards outstanding on that date).

During 2014, under the 2010 Plan: (i) 131,397 non-performance-based, and 39,464 performance-based, RSUs were awarded; (ii) no Restricted Shares were awarded; (iii) 163,262 RSUs vested; and (iv) 46,620 RSUs were cancelled. As of June 26, 2015, under the 2010 Plan: (i) a total of 307,638 non-performance-based, and 109,491 performance-based, RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 149,822 Ordinary Shares remained available for future equity awards. As at June 26, 2015, an aggregate of 303,134 Ordinary Shares subject to awards made under the 2010 Plan had been granted subject to performance-based criteria established by the Board.

(iii)	PDI Equity Remuneration Plan

During 2014, under the equity remuneration plans administered by PDI prior to consummation of the PDI Acquisition and assumed by the Company as part of the PDI Acquisition, options to purchase a total of 41,460 and 6,590 Ordinary Shares (having respective weighted exercise prices of $9.72 and $15.01 per share) were exercised and cancelled, respectively. As of June 26, 2015, under the PDI Equity Remuneration Plan: (i) options to purchase a total of 11,141 Ordinary Shares, expiring on either August 30 or on November 10, 2015 and having a weighted average remaining life of 0.34 years and a weighted average exercise price of $9.38 per share, were outstanding (all of which had vested).

Certain Information Concerning Equity Awards to Office Holders

The following table sets forth as a group, for all persons who were, at any time during 2014, Office Holders, certain information in respect of both the 2000 Plan and the 2010 Plan concerning: (i) equity awards granted by the Company between January 1, 2014 and December 31, 2014; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2014.

	Plan
	2000	2010
Equity Awards Granted:
• Number of Ordinary Shares subject to options	77,696	N/A
• Weighted average option exercise price per Ordinary Share	$15.59	N/A
• Year of expiration of options	2021	N/A
• Number of Restricted Shares	1,608	0
• Number of RSUs	N/A	55,871
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	333,300	N/A
• Weighted average option exercise price per Ordinary Share	$8.34	N/A
• Restricted Shares vested	3,226	0
• RSUs vested	N/A	77,877
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	118,455	N/A
• Weighted average option exercise price per Ordinary Share	$20.77	N/A
• Number of Restricted Shares	0	0
• Number of RSUs	N/A	15,500
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	795,598	N/A
• Weighted average option exercise price per Ordinary Share	$9.82	N/A
• Weighted average remaining option life (years)	2.76	N/A
• Number of Restricted Shares	238,533	0
• Number of RSUs	N/A	148,796

It is proposed that at the 2015 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

1.	(a)

Yochai Richter, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2016 and when his successor has been duly elected;

(b)	Yehudit Bronicki, be, and she hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2016 and when her successor has been duly elected;

(c)	Dan Falk, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2016 and when his successor has been duly elected;

(d)	Miron Kenneth, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2016 and when his successor has been duly elected;

(e)	Jacob Richter, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2016 and when his successor has been duly elected;

(f)	Eliezer Tokman, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2016 and when his successor has been duly elected;

(g)	Shimon Ullman, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2016 and when his successor has been duly elected;

(h)	Arie Weisberg, be, and he hereby is, re-elected for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2016 and when his successor has been duly elected;

2.	Avner Hermoni, be, and he hereby is, re-elected as an external director as defined in the Israeli Companies Law, 5759-1999, for a term of three years, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2015 Annual General Meeting of Shareholders be ratified and approved.”

Each of the nine resolutions above will be voted upon separately at the Meeting.

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM 3—Re-appointment of Auditors

At the 2015 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PwC, will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2015 and until the next annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and the Articles, the appointment of external auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board, following approval and recommendation by the Audit Committee. The Board has delegated its authority to approve the compensation of external auditors for non-audit services to the Audit Committee or to a delegate thereof. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman & Kesselman, and has approved and is recommending to shareholders to approve, their re-appointment as external auditors.

Kesselman & Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman & Kesselman. A representative of Kesselman & Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PwC, as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2014 and 2013 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
Audit fees (1)	$1,150,000	$841,000
Audit related fees (2)	261,000	32,000
Tax fees (3)	312,000	272,000

Total	$1,723,000	$1,145,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes mainly due diligence fees and consultations concerning the SPTS Acquisition.
(3)	Includes fees for services related to tax compliance, including assistance in preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and other.

It is proposed that at the 2015 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2015, and until the Company’s next annual general meeting of shareholders.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

ITEM 4—Proposal to Adopt the Orbotech Ltd. 2015 Plan and to Reserve Ordinary Shares for purposes of the 2015 Plan

Background

The Company presently administers the 2000 Plan and the 2010 Plan, both of which were adopted with shareholder approval, as well as the PDI Equity Remuneration Plan. With the expiration of the 2000 Plan on June 4, 2015, the Company presently has the ability to grant Restricted Shares and RSUs only, pursuant to the 2010 Plan, which is designated for employees, officers, directors and/or consultants of the Company and related entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest. The 2010 Plan will expire on July 14, 2020 (except as to awards outstanding on that date).

As at June 26, 2015, an aggregate of 149,822 Ordinary Shares not subject to outstanding equity awards was available for award under the 2010 Plan. For additional information concerning the 2010 Plan, see Item 1—Election of Directors—Equity-Based Remuneration Plans.

As part of a broad review of its long-term equity incentive compensation programs in light of changes in industry practices the Remuneration Committee and the Board have resolved to adopt the 2015 Plan, and shareholders are being asked at the Meeting to ratify and approve the adoption of the 2015 Plan (in the form attached to this proxy statement as Exhibit A), including reserving Ordinary Shares for purposes of the 2015 Plan.

The general purpose and intent of the 2015 Plan is to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and related companies by providing them with equity-based incentives.

Principal Distinguishing Features from the 2000 and 2010 Plans

The terms of the 2015 Plan are, in substance, essentially similar to the 2000 and 2010 Plans. See “Item 1—Election of Directors—Equity-Based Remuneration Plans—the 2000 Plan; the 2010 Plan” above. However, the 2015 Plan contains certain features which are not present, and omits certain features which are present, in the 2000 and 2010 Plans, as follows:

•

The 2015 Plan provides for the grant of options to purchase Ordinary Shares, and for the awarding of RSUs, Restricted Shares and ‘other equity-based Awards’; whereas the 2000 Plan provided only for the awarding of options to purchase Ordinary Shares and Restricted Shares (but did not provide for the awarding of RSUs) and the 2010 Plan provides only for the awarding of Restricted Shares and RSUs (but does not provide for the awarding of options to purchase Ordinary Shares).

•

The 2015 Plan provides for the ability to grant performance-based awards but, unlike the 2010 Plan, does not provide for a minimum amount of awards that must be subject to performance-based criteria, nor does it specify any guidelines as to the nature of performance criteria that are to be established by the Board. However, pursuant to the Compensation Policy, which was adopted subsequently to the adoption of the 2010 Plan, the vesting of at least 25% in value of equity-based awards granted to Office Holders (other than to directors, but including grants to the Chief Executive Officer, if a director) is required to be subject to the attainment of measurable performance goals set by the Company.

•

Like the 2010 Plan, the 2015 Plan provides that if any award granted under the 2015 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall generally again become available for the purposes of the 2015 Plan. However, Ordinary Shares, if any, withheld or surrendered in payment of exercise price or taxes relating to an award, will not again be available for purposes of the 2015 Plan, which is substantially similar to the terms of the 2010 Plan.

•

Unlike any of the Company’s previous equity remuneration plans, the 2015 Plan contains a mechanism under which the maximum amount of Ordinary Shares available for issuance under the 2015 Plan would be automatically increased (but not decreased) on December 31 of each of 2016, 2017, 2018, 2019 and 2020, by the greatest possible number of Ordinary Shares (rounded down to the nearest thousand) which, when added to the sum of: (i) the total number of Ordinary Shares then subject to outstanding awards (under the 2015 Plan or any other equity-based remuneration plan of the Company); and (ii) the total number of Ordinary Shares then available for future equity awards (under the 2015 Plan or any other equity-based remuneration plan of the Company), would not exceed 9.50% of the total number of Ordinary Shares outstanding at such time.

•

Like the 2000 Plan, Options under the 2015 Plan may not be awarded at less than the market price of the Ordinary Shares on the date of grant; and like the 2000 and 2010 Plans, it is anticipated that RSUs and Restricted Shares will be issued at substantially below market price and for nominal consideration only, if any. Options, RSUs and Restricted Shares will generally vest in accordance with the Standard Vesting. Unlike the 2000 Plan, options may be valid for a period of up to (but not to exceed) ten years after their grant date (although the Company’s policy has generally been that options expire no later than seven years after their grant date). In no event may the term of an option granted under the 2015 Plan exceed ten years. However, the Standard Vesting, as well as certain of the option expiration provisions in the 2015 Plan, would not apply to equity awards granted to directors under the 2005 Directors Plan.

•

Unlike the 2000 and 2010 Plans, the 2015 Plan provides that if the employment or services of a participant with or to the Company is terminated due to dismissal (other than for cause) or by mutual agreement prior to the full vesting of, and lapsing of forfeiture provisions on, such award, the options, RSUs and/or Restricted Shares held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed will continue to vest until, and will expire and be forfeited upon, such termination (whereas the 2000 and 2010 Plans reference, in this context, the earlier of such termination and notice of termination, irrespective of the effective date of such termination).

•

Like the 2010 Plan, the 2015 Plan provides that the entities whose employees, officers, directors and/or consultants will be eligible to receive awards are the following: (i) the Company; and/or (ii) companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest.

It is the intention of the Company to continue to offer Restricted Shares and/or RSUs to eligible grantees under the 2010 Plan until the available pool of shares under that plan has been exhausted, as part of its ongoing efforts to attract and maintain highly skilled technical, scientific and other professional employees, in light of the strong competition for the services of such employees faced from other companies both within and outside Israel. The Company believes that the proposed allocation of Ordinary Shares under the 2015 Plan should be sufficient for equity-based awards at least through the date of the Company’s 2021 Annual General Meeting of Shareholders.

Shares Available under the 2015 Plan; Projected Dilution

If approved by shareholders, an initial amount of 1,375,000 Ordinary Shares would be available under the 2015 Plan. The number of Ordinary Shares available for purposes of the 2015 Plan would be increased (but not decreased) automatically on December 31 of each of 2016, 2017, 2018, 2019 and 2020 by the greatest number of Ordinary Shares (rounded down to the nearest thousand), so that the sum of: (A) the total number of Ordinary Shares then subject to outstanding awards (under the 2015 Plan or any other equity-based remuneration plan of the Company); and (B) the total number of Ordinary Shares then available for future equity awards (under the 2015 Plan or any other equity-based remuneration plan of the Company), would not exceed 9.50% of the total number of Ordinary Shares outstanding at such time. For these purposes: (i) an award will be considered to be an ‘outstanding award’ in the fiscal year in which it is granted; (ii) an option to purchase Ordinary Shares will be considered to be an ‘outstanding award’ thereafter until it is exercised; and (iii) any award, other than options, will be considered to be an ‘outstanding award’ thereafter until it is no longer subject to conditions requiring continued service of the grantee.

Based on the above calculation, the initial allocation of 1,375,000 Ordinary Shares for purposes of the 2015 Plan, would result in (A) and (B) above being equal to 9.43% of total number of Ordinary Shares outstanding as of June 26, 2015.

Implementation of the 2015 Plan

In implementing the 2015 Plan, the Company will continue to evaluate the impact that Accounting Standards Codification 718, ‘Compensation—Stock Compensation’, promulgated by the Financial Accounting Standards Board of the United States (formerly known as FAS 123(R)) (“ASC 718”), will have on its results of operations with respect to future equity awards. Pursuant to this Codification, the Company is required to account for equity awards using the grant-date fair value method over the period during which the recipient is required to provide service in exchange for the award. Accordingly, the cost of all such awards by the Company is recorded as compensation expense in the consolidated statements of operations.

The effect on the consolidated statements of operations will depend on a variety of factors including the market price of the Ordinary Shares at the time of future equity awards, the level and type of such awards and their terms, and valuation considerations, such as expected life of the award, volatility of the market price of the Ordinary Shares and applicable risk-free interest rates. The Company is not able to estimate the additional compensation expense from future equity awards but will carefully examine this expense and its relation to profitability when making such awards.

The 2015 Plan does not contain any specific limitations on the number of awards that may be granted in any particular year.

In accordance with the Compensation Policy, and the Company’s election in this regard, the capital gains route pursuant to Section 102 of the Tax Ordinance will apply for taxation of equity awards granted to employees under the 2015 Plan (including in respect of awards to the Company’s Chief Executive Officer and to directors, whether or not officers of the Company). For further information concerning Section 102 of the Tax Ordinance, see Items 1 and 2—Election of Directors—Executive Remuneration.

General Provisions of the 2015 Plan

The following is a summary of some of the main features of the 2015 Plan, presented assuming its approval by the shareholders. It is qualified by reference to the full text, which is attached to this proxy statement as Exhibit A.

Purpose and Scope of Plan; Types of Awards; Eligibility

The general purpose and intent of the 2015 Plan is assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and Related Companies (as defined below) by providing them with equity-based incentives. The 2015 Plan provides for the granting of options to purchase Ordinary Shares, RSUs, Restricted Shares and other equity-based awards and is designed to allow for grants within or outside the context of Section 102 of the Tax Ordinance. Awards under Section 102 may only be made to persons who are employees (as such term is defined for purposes of Section 102, which currently includes officers and directors) of the Company or any related company (as defined in the 2015 Plan) incorporated in Israel. Options may be designated as incentive stock options (“ISOs”) pursuant to Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in which case they may only be made to persons who are employees of the Company or any Related Company.

Administration

The 2015 Plan is administered by the Board. Subject to applicable law and to the extent that the Board may decide to do so, its authority may be delegated to a committee, such as the Remuneration Committee, which is currently comprised of five directors, all of whom are ‘independent’ in accordance with the Nasdaq listing standards. Subject to the terms of the 2015 Plan, the Board (or any such committee) has the general authority: to interpret the 2015 Plan; to designate the types of grants to be made, the individuals to whom, and the time or times at which, awards shall be granted, the number of Ordinary Shares to be subject to each award, the purchase price (if any) of RSUs or Restricted Shares and the exercise price of options, whether grants shall be made through a trustee or otherwise, whether an award shall be granted pursuant to Section 102 of the Tax Ordinance, Section 422 of the Code or otherwise, whether, to what extent and under what circumstances Restricted Shares should be subject to transfer restrictions, forfeiture provisions and/or other terms and conditions, the vesting schedule of awards, including whether to accelerate such vesting and whether, to what extent and under what circumstances awards will be subject to the attainment of performance goals. The Board may also modify outstanding awards to comply with or satisfy local laws and regulations, to avoid costly governmental filings, or to implement administrative changes to the 2015 Plan that it deems necessary or advisable for compliance with laws.

Purchase Price; Vesting and Forfeiture

Options under the 2015 Plan may not be awarded at less than the mean average between the high and low sale prices of the Ordinary Shares on the date of grant, as reported by Nasdaq (other than in the case of options issued in assumption of, or in substitution for, outstanding awards previously granted by a company which is acquired by the Company). It is anticipated that RSUs and Restricted Shares will be issued at substantially below market price and for nominal consideration only, if any. Unless otherwise approved by the Board (or the shareholders, when their approval is required): (i) options, RSUs and Restricted Shares will generally vest in accordance with the Standard Vesting; (ii) options will expire ten years after their grant date; and (iii) options, RSUs and Restricted Shares (whether vested or unvested) will generally expire and be cancelled and forfeited immediately upon the earlier of termination or notice of termination of employment or services (irrespective of the effective date of such termination) if the employment or services of a participant are terminated due to resignation by the participant or dismissal of the participant for cause; and (iv) options, RSUs and Restricted Shares (whether vested or unvested) will generally continue to vest until, and shall remain exercisable by the participant until, and will expire and be cancelled and forfeited upon, the effective date of termination of employment or services, if the employment or services of a participant are terminated due to dismissal of the participant (other than for cause) or by mutual agreement. In no event may the term of an option granted under the 2015 Plan exceed ten years nor may an option be exercised beyond its originally-scheduled expiration date. However, the Standard Vesting, as well as certain of the option expiration provisions in the 2015 Plan, would not apply to equity awards granted to directors under the 2005 Directors Plan.

If any equity award granted under the 2015 Plan expires, terminates or is forfeited or cancelled for any reason without having been exercised in full, the shares subject thereto which have not been exercised shall again become available for the purposes of option awards under the 2015 Plan. However, Ordinary Shares withheld or surrendered in payment of any exercise price or taxes relating to an award, will not again be available for purposes of the 2015 Plan.

Rights as Shareholders; Dividends

Option holders shall have none of the rights of a shareholder with respect to the Ordinary Shares subject to the option until such shares are transferred to the holder upon the exercise of the option. RSU holders and holders of other equity-based awards generally have none of the rights of a shareholder with respect to the Ordinary Shares subject to RSUs or other awards until such shares are transferred to the holder following the settlement of the RSUs or other awards, as applicable. However, at the discretion of the Board, dividend equivalents with respect to RSUs which have not been settled may be withheld by the Company subject to settlement or credited as additional RSUs that will vest and be settled concurrently with the underlying RSUs. Restricted Shares confer upon the holders thereof the rights of a shareholder of the Company with respect to the Restricted Shares, subject to the provisions of the 2015 Plan and any restrictions and conditions as the Board may include in the applicable restricted share agreement. Ordinary Shares, once issued upon the exercise of options, in settlement of RSUs or other equity-based awards or as Restricted Shares, shall participate equally with the Company’s other Ordinary Shares in cash dividends. However, dividends on any Restricted Shares that have not vested may be paid, withheld by the Company subject to vesting or credited as additional Restricted Shares that will vest concurrently with the underlying Restricted Shares, all as determined by the Board. If Ordinary Shares issued upon the settlement of RSUs, or Restricted Shares, are registered in the name of a trustee or deposited with a custodian, only the trustee or custodian shall be entitled to exercise rights as a shareholder vis-à-vis the Company, including the right to receive notices of and participate in shareholders’ meetings and vote such shares thereat. The trustee or custodian shall vote such shares in accordance with the instructions of the participants on whose behalf they are held and, in the absence of such instructions, at the discretion of the trustee or custodian in the best interests of the Company.

Nontransferability of Equity Awards

Options are personal and generally may not be sold, transferred or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except under the laws of inheritance. RSUs and Restricted Shares are personal and generally may not, prior to the lapse of the specified restrictions (including, in the case of grants through a trustee pursuant to Section 102 of the Tax Ordinance, the statutory lock-up period) be sold, transferred or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except under the laws of inheritance (and then only to the extent that they had vested on the date of death of the grantee). No power of attorney or deed of transfer, whether having immediate or future effect, may be given with respect to options or Restricted Shares on which the restrictions have not yet lapsed; and options may, during the lifetime of the grantee, be exercised only by the designated grantee (or, if granted to a trustee, by the trustee on the designated grantee’s behalf.

Changes in Capitalization, Significant Events

In the event of changes in the outstanding share capital of the Company, such as by reason of any stock dividend (bonus shares), stock split, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar change in capitalization, the Board shall take such action as it deems appropriate for the adjustment of the number and class of shares subject to each unexercised or unvested award and in the purchase prices of each such award, as well as for the adjustment of the aggregate number and class of shares available under the 2015 Plan and the other maximum figures/limitations set forth in the 2015 Plan. In the event of certain “change in control” events, such as a consolidation or merger, any sale, lease, exchange or other transfer of all or substantially all the assets or shares of the Company, or the adoption of any plan for the liquidation or dissolution of the Company, the Board may, but shall not be obligated to: (A) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an award; (B) cancel all or any portion of an award for fair value (as determined in the sole discretion of the Board), which may equal the value of the consideration to be paid in the significant event transaction to holders of the same number of Ordinary Shares subject to awards (or, if no consideration is paid in any such transaction, the market price of the Ordinary Shares subject to such awards) less, in the case of awards subject to payment of a purchase price, the applicable aggregate purchase price of such awards; or (C) provide for the issuance of substitute awards with respect to acquiror stock that will substantially preserve the otherwise applicable terms of any affected awards previously granted hereunder as determined by the Board in its sole discretion.

Term of Plan; Amendments to the Plan

The 2015 Plan will expire on June 21, 2025 (except as to awards outstanding on that date), and may be terminated, modified, amended or extended by the shareholders of the Company. The Board may at any time terminate, modify or amend the 2015 Plan in such respects as it shall deem advisable; provided, however, that the Board may not, without shareholder approval: (a) except for adjustments with respect to automatic increases in the Maximum 2015 Plan Shares or in connection with changes in capitalization or other significant events: (i) increase the Maximum 2015 Plan Shares; or (ii) decrease the exercise price of any option or take any other action that would be treated as a re-pricing with respect to an option; (b) change the class of persons eligible to receive awards; (c) expand the types of awards issuable under the 2015 Plan; (d) extend the term of the 2015 Plan; (e) except for adjustments in connection with changes in capitalization or other significant events, increase the maximum number of Ordinary Shares that may be subject to ISOs; or (f) adopt any other amendments to the 2015 Plan that are considered material under the rules of Nasdaq or that are required to be approved by shareholders pursuant to the rules of any stock exchange on which the Ordinary Shares are listed or by applicable law.

Other than in certain circumstances specified in the 2015 Plan, no termination, modification or amendment of the 2015 Plan may, without the consent of the participant to whom any award shall theretofore have been granted, adversely affect the rights of such participant under such award.

Taxation Issues

See ‘Implementation of the 2015 Plan’ above with respect to the application of the capital gains route pursuant to Section 102 of the Tax Ordinance for taxation of equity awards to be granted under the 2015 Plan.

Each participant shall generally be liable for all taxes, duties, fines and other payments which may be imposed, whether imposed upon the participant, the Company, any related company, the trustee and/or any custodian, under applicable law, rule or regulation (including, but not limited to, income tax, social security payments and health tax) with respect to an award granted under the 2015 Plan or any other benefit in respect thereof (including, but not limited to, taxes, duties, fines and other payments imposed under applicable law on the grant, vesting or settlement of an award, the issuance of Ordinary Shares with respect to an award, the registration of Ordinary Shares in the participant’s name, dividends paid on Ordinary Shares issued with respect to an award, dividend equivalents granted with respect to an award or the sale of Ordinary Shares issued with respect to an award).

Governing Law

The 2015 Plan and all instruments under it will generally be governed by and interpreted in accordance with the internal laws of the State of Israel without reference to the principles of conflict of laws thereof, subject to the provisions of the Code with respect to ISOs and deferred compensation under Section 409A thereof, to the extent applicable.

Miscellaneous

Under Israeli law the award of any equity-based remuneration to directors of the Company (which would include the Chief Executive Officer of the Company, if a director) under the 2015 Plan would require specific shareholder approval for each grant, in addition to approval of the 2015 Plan as a whole, as detailed above under ‘Items 1 and 2—Executive Remuneration—(a) Approval Required for Directors’ Compensation’. The need for specific approval of each grant does not apply, however, to options, RSUs or Restricted Shares awarded automatically to directors in accordance with the 2005 Directors Plan as currently in effect or as proposed to be amended—see item 5. Similarly, awards to the Chief Executive Officer of the Company under the 2015 Plan would generally require specific shareholder approval by the Compensation Majority. See Item 6 below with respect to equity awards to the Company’s Chief Executive Officer.

No loans to directors or executive officers of the Company will be permitted in connection with the 2015 Plan that would contravene the provisions of Section 402 of the Sarbanes Oxley Act, which generally makes it unlawful for the Company, directly or indirectly, to extend or maintain credit in the form of a personal loan to or for any of its directors or executive officers.

It is proposed that at the 2015 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the adoption of the “Orbotech Ltd. 2015 Equity-Based Incentive Plan” in the form set forth in Exhibit A to the Orbotech Ltd. Proxy Statement for its 2015 Annual General Meeting of Shareholders (the “2015 Plan”), and to reserve, for purposes of the 2015 Plan, the number of Ordinary Shares of the Company provided in the 2015 Plan (as such number may be increased and adjusted from time to time as provided in the 2015 Plan).”

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 5—Proposal to Increase the Annual Equity Remuneration Payable to Directors

As discussed above, the Company is subject to the provisions of the Companies Law, under which arrangements between the Company and its directors as to their Terms of Office and Employment must generally be consistent with the Compensation Policy and generally require the approval of the Remuneration Committee, the Board and the shareholders. On July 14, 2005, the shareholders of the Company approved the 2005 Directors Plan, which was amended, also with shareholder approval, on September 1, 2010. For a discussion of the 2005 Directors Plan, see “Item 1—Executive Remuneration—Other Directors Remuneration” above.

In view of the value placed upon the role of the Active Chairman and of the other members of the Board, the Remuneration Committee and the Board have resolved, and propose that the shareholders approve, to amend the 2005 Directors Plan, primarily to increase the annual equity remuneration of each eligible director.

Under these proposed amendments, effective as of the 2015 Annual General Meeting: (a) equity awards to directors under the 2005 Directors Plan would no longer include options to purchase Ordinary Shares and would consist of RSUs and/or Restricted Shares only; (b) the annual equity-based remuneration payable to each eligible director would be increased such that eligible directors will be granted equity awards under the 2005 Directors Plan, comprised as aforesaid of RSUs and/or Restricted Shares, as follows: (A) with respect to the Active Chairman, with an aggregate value equal to the lesser of: (i) $75,000; and (ii) the value of 6,250 Restricted Shares, and (B) with respect to each other eligible director, with an aggregate value equal to the lesser of: (i) $60,000, and (ii) the value of 5,000 Restricted Shares. Such equity-based remuneration is in addition to the directors’ existing cash remuneration (currently, the annual and per meeting fees).

In addition to the above primary changes, certain minor language improvements and other technical, non-substantive changes are being proposed to the 2005 Directors Plan, including in connection with: enabling equity awards to be made to eligible directors from the 2015 Plan (assuming it is adopted at the Meeting); and changing the name of the 2005 Directors Plan to: “The Orbotech Directors Annual Equity Award Plan”.

The above summary of the proposed principal changes to the 2005 Directors Plan is qualified by reference to the full text of the 2005 Directors Plan (as amended), which is attached to this proxy statement as Exhibit B, in which the proposed additions to the 2005 Directors Plan are underlined and the proposed deletions are indicated by a strikethrough.

In accordance with previous shareholder approval, the Compensation Policy and the Company’s election in this regard, the Active Chairman and the other eligible directors will generally benefit from the capital gains tax treatment pursuant to Section 102 of the Tax Ordinance with respect to equity awards under the 2005 Directors Plan made from shares available under the equity remuneration plans of the Company currently existing or which may be adopted in the future (see Items 1 and 2—Election of Directors—Executive Remuneration) unless and until such time as the Company changes its election.

Shareholders are being asked at the Meeting to ratify and approve the amendment of the 2005 Directors Plan (in the form attached to this proxy statement as Exhibit B) and to replace the current 2005 Directors Plan with a consolidated and integrated form of the 2005 Directors Plan incorporating all such amendments, including changing the name of the 2005 Directors Plan to: “The Orbotech Directors Annual Equity Award Plan”.

It is proposed that at the 2015 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the amendment of the equity remuneration plan for certain directors of the Company in the form set forth in Exhibit B to the Orbotech Ltd. Proxy Statement for its 2015 Annual General Meeting of Shareholders and that a consolidated form of that plan, incorporating all such amendments in an integrated form, be, and it hereby is, adopted and approved.”

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 6—Proposal to Increase and make certain other changes to the Annual Equity Remuneration Payable to the Chief Executive Officer of the Company

As discussed above, the Company is subject to the provisions of the Companies Law, under which the Terms of Office and Employment of directors and the Chief Executive Officer are required to be consistent with the Compensation Policy and require the approval of the shareholders. Generally, such approval requires a simple majority; however, with respect to a chief executive officer who is not a director, shareholder approval requires the Compensation Majority.

Under arrangements entered into between the Company and the current Chief Executive Officer of the Company, Mr. Asher Levy (the “CEO”) prior to the 2012 Amendment, the CEO receives an annual salary of NIS 1,560,000 (approximately $434,540, based on an exchange rate of NIS 3.59 = $1.00, which reflects the average conversion rate for 2014) plus benefits, an annual cash bonus equal to 1.25% of the Company’s net profit for such year and annual grant of equity-based compensation with a grant-date value equal to the lesser of $200,000 or the value of 23,500 Restricted Shares. Any change to these arrangements is subject to the approval process and other conditions set forth in the 2012 Amendment. With respect to 2014, the cost to the Company of the CEO’s salary and benefits was $685,287 and his cash bonus was $443,000.

The features of the annual grant of equity-based compensation to the CEO are currently as follows:

•	Equity awards are granted annually, together with the approval of the Company’s financial statements for the third quarter of such year.

•

Equity awards to the CEO are and have been granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan (prior to its expiration) and 2010 Plan and, subject to its adoption at the 2015 Meeting, will be granted as part of, and out of Ordinary Shares available for grant under, the 2015 Plan. All such awards are, and will continue generally to be, granted on terms and conditions applicable to grants made under the applicable Company equity remuneration plan.

•

To the extent that options are available for grant under the Company’s equity remuneration plans, 15% of the value of the CEO’s annual equity-based compensation (i.e. currently $30,000) is in the form of options to purchase Ordinary Shares and the remainder is in the form of RSUs or Restricted Shares. To the extent that at the time of grant there are insufficient Ordinary Shares available under the Company’s equity remuneration plans to be awarded as options, but there are sufficient Ordinary

Shares available for award as RSUs and/or Restricted Shares, the number of RSUs and/or Restricted Shares to be awarded shall be increased so that the aggregate value of the equity-based compensation granted will remain the lesser of $200,000 or the value of 23,500 Restricted Shares. Similarly, if there are insufficient Ordinary Shares available under the Company’s equity remuneration plans to be awarded as RSUs and/or Restricted Shares, but there are sufficient Ordinary Share available for award as options, the number of options to be awarded shall be increased so that the aggregate value of the equity-based compensation will remain the lesser of $200,000 or the value of 23,500 Restricted Shares.

•

The number of Ordinary Shares subject to options to be granted, and the number of RSUs/Restricted Shares to be awarded, annually to the CEO is calculated by reference to their fair value (as defined in Accounting Standards Codification 718, ‘Compensation—Stock Compensation’, promulgated by the Financial Accounting Standards Board of the United States) as of the date of the approval of the Company’s financial statements for the third quarter of such year in accordance with the valuation method used by the Company at the time in preparing its financial statements (currently, with respect to options, the Black-Scholes option-pricing model).

•	At least 25% in value of equity-based awards granted to the CEO is required to be subject to the attainment of performance goals set by the Company.

•

Upon: (i) death; or (ii) if a ‘significant event’ occurs (as such term is defined in the CEO’s employment agreement and which is substantially the same as in the 2015 Plan) and the CEO (A) is dismissed within 12 months following such significant event, (B) resigns within such period due to an adverse change in his position with the Company or in other circumstances which would be deemed as termination under Israeli labor laws, or (C) is still employed by the Company twenty-four months following such significant event, then all equity awards held by the CEO will be accelerated immediately and become fully vested and exercisable and all restrictions and forfeiture provisions with respect thereto shall lapse and expire. The foregoing will not apply to any performance-based awards to the extent any performance goals were not met. With respect to any option to purchase Ordinary Shares so accelerated, such options will be exercisable for a period of three months following the effective date of such termination or, in the event of death, by the CEO’s estate for a period of one year following his death.

•

In accordance with the Compensation Policy and the Company’s election in this regard, the equity-based compensation to the CEO is awarded pursuant to the capital gains route for taxation under Section 102 of the Tax Ordinance.

The Remuneration Committee and the Board have resolved, and are recommending to the shareholders to approve: (i) an increase in the annual equity-based compensation payable to the CEO from the current lesser of $200,000 or 23,500 Restricted Shares to the lesser of $500,000 or 42,000 Restricted Shares; and (ii) a change in the date upon which annual equity awards would be made to the CEO and upon which their value would be calculated, from the date of approval of the Company’s financial statements for the third quarter of such year to the date of the annual general meeting of shareholders of the Company in such year, commencing with the 2015 Annual General Meeting, thereby aligning the grant date of equity awards to the CEO with the grant date of equity awards to directors of the Company under the 2005 Directors Plan. In all other respects, equity awards to the CEO would continue to be made upon the same terms and conditions as currently apply to such awards, including those discussed above.

It is proposed that at the 2015 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the increase in, and the other changes to, the annual equity remuneration payable to the Chief Executive Officer of the Company, as set forth in the Orbotech Ltd. Proxy Statement for its 2015 Annual General Meeting of Shareholders.”

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 7—Proposal to Increase the Company’s Registered (Authorized) Share Capital and to Amend the Company’s Memorandum and Articles of Association Accordingly

The registered (authorized) share capital of the Company is currently NIS 11,200,000 consisting of 80,000,000 Ordinary Shares, nominal (par) value NIS 0.14 each. As of June 26, 2015, there were 42,488,221 Ordinary Shares issued and outstanding (net of Treasury Shares) and an additional 2,633,223 Ordinary Shares were reserved for outstanding and future equity awards pursuant to equity remuneration plans adopted or assumed by the Company. In addition, if the 2015 Plan is approved by shareholders, an additional 1,375,000 Ordinary Shares will initially be reserved for equity awards under that plan and such number will be automatically increased, in each of the years 2016-2020, as described in Item 4 above and in the 2015 Plan. Accordingly, there is a limited number of unissued shares currently available to the Company for use for other corporate purposes such as the issue of bonus shares (stock dividends), acquisitions or other transactions.

The Board has, accordingly, resolved to recommend that the Company’s registered (authorized) share capital be increased by NIS 9,800,000 divided into 70,000,000 Ordinary Shares nominal (par) value NIS 0.14 each, and that the Company’s Memorandum and Articles of Association be amended accordingly, so as to provide additional authorized Ordinary Shares in reserve to meet future needs of the Company and to enable the Company to respond rapidly to business opportunities which may arise in the best interests of the Company. The Company does not have any immediate plans, arrangements, commitments or understandings with respect to the issuance of any of the additional Ordinary Shares which would be authorized by the proposed increase in the Company’s registered share capital. The increase would, however, enable the issuance of additional shares, including bonus shares, without need for any further action or authorization by the Company’s shareholders unless required by applicable law or regulatory agencies or by the rules of any securities exchange on which the Company’s securities may then be listed.

The holders of any of the additional Ordinary Shares issued in the future would generally have the same rights and privileges as the holders of the Ordinary Shares currently authorized and outstanding. Those rights do not include preemptive rights with respect to the future issuance of any additional Ordinary Shares. In addition, the increase in the registered share capital could, under certain circumstances, have an anti-takeover effect by, for example, allowing issuance of shares that would dilute the stock ownership of a person seeking to effect a change in the composition of the Board or contemplating a tender offer or other similar transaction. However, this proposal is not being made in response to any effort of which the Company is aware to accumulate Ordinary Shares or obtain control of the Company.

It is proposed that at the 2015 Annual General Meeting the following resolution be adopted:

“RESOLVED that:

(a)	the registered (authorized) share capital of the Company be, and it is hereby, increased by NIS 9,800,000 divided into 70,000,000 Ordinary Shares of a nominal (par) value of NIS 0.14 each, ranking pari passu with the existing share capital of the Company; so that the total registered share capital of the Company, after such increase, shall be NIS 21,000,000 consisting of 150,000,000 Ordinary Shares of a nominal (par) value of NIS 0.14 each; and

(b)	the Memorandum and Articles of Association of the Company be, and they hereby are, amended accordingly.”

The Board recommends a vote FOR approval of the proposed resolutions.

Consideration of the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements

At the 2015 Annual General Meeting, the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2014, will be presented for discussion. The representative of Kesselman & Kesselman present at the Meeting will be available to respond to appropriate questions from shareholders concerning the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company.

SHAREHOLDER PROPOSALS

According to regulations promulgated pursuant to the Companies Law governing the terms of notice and publication of shareholder meetings of public companies, holder(s) of one percent or more of the Company’s voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven (7) days of publicizing the convening of a shareholder meeting, or, if the Company publishes a preliminary notice at least twenty-one (21) days prior to publicizing the convening of a meeting, stating its intention to convene such meeting and the agenda thereof, within fourteen (14) days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Articles.

The Annual Report of the Company for the fiscal year ended December 31, 2014, including its consolidated financial statements, is enclosed but is not a part of the proxy solicitation material.

By Order of the Board

YOCHAI RICHTER	ASHER LEVY
Active Chairman of the Board of Directors	Chief Executive Officer

Dated: June 29, 2015

Exhibit A

ORBOTECH LTD.

2015 EQUITY-BASED INCENTIVE PLAN

1.	Preamble

1.1	Orbotech Ltd., an Israeli company (the “Company”), hereby adopts the ‘2015 Equity-Based Incentive Plan’, which shall be referred to herein as the “2015 Plan”.

1.2	The general purpose and intent of the 2015 Plan is to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and Related Companies (as defined below) either existing or which may hereafter be organized or acquired by the Company or any Related Company, by providing them with opportunities to acquire a proprietary interest in the Company by the grant of equity-based incentives.

1.3	The 2015 Plan provides for the granting of: (i) options to purchase Ordinary Shares (as defined below) (“Options”); (ii) awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property (“Restricted Share Units”); (iii) Ordinary Shares subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions specified herein and in the applicable Agreement (as defined below) (“Restricted Shares”); and (iv) any other equity-based awards that the Board of Directors of the Company (the “Board”) determines are consistent with the purpose of the 2015 Plan, in each case, in accordance with the terms and conditions specified herein and in the applicable Agreement (such Options, Restricted Share Units, Restricted Shares and other equity-based awards, collectively, “Awards”, and each, an “Award”).

1.4	Employees, officers, directors and/or consultants of: (i) the Company; and/or (ii) companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest (each a “Related Company”) shall be eligible to receive Awards under the 2015 Plan (each a “Participant”).

1.5	The 2015 Plan is intended to enable the Company to grant Awards under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder (“Section 102” and the “Tax Ordinance”, respectively) and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance or the corresponding provision of any subsequently enacted statute; (iii) pursuant to Section 422 of the U.S. Internal Revenue Code of 1986, as amended from time to time (the “Code”), and designate them as incentive stock options (“Incentive Stock Options”); and (iv) to Participants in jurisdictions other than the United States of America and the State of Israel.

2.	Administration

2.1	Subject to the provisions of any applicable law, the 2015 Plan shall be administered by the Board, which may delegate its duties and powers in whole or in part to any committee of the Board. Any reference herein to the Board shall also mean any such committee and, unless the powers of such committee have been specifically limited by the Board, in the 2015 Plan or by any applicable law, such committee shall have all powers of the Board granted herein. Furthermore, and to the extent permitted by applicable law, the Board may delegate to officers or employees of the Company or any Related Company, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, including but not limited to administrative functions, as the Board may determine appropriate. The Board may appoint agents to assist it in administering the 2015 Plan.

2.2	Without derogating from the generality of the foregoing, the Board shall have the authority to designate grants made pursuant to Section 102 as either grants made through a trustee or not through a trustee and to determine (and from time to time, change, subject to Section 102) the tax route applicable to Awards granted through a trustee pursuant to Section 102 (e.g., the capital gains route or the employment income route), to conform the 2015 Plan to the legal requirements of any jurisdiction in which the Company or a Related Company operates or to allow more favorable tax treatment under any applicable provisions of tax laws and to make any other elections with respect to the 2015 Plan pursuant to applicable law.

2.3	Subject to any mandatory provisions of applicable law, the Board shall have plenary authority to determine the terms and conditions of all Awards (which need not be identical) consistent with the terms of the 2015 Plan, including, without limitation: (i) the purchase price, if any, of Awards; (ii) the individuals to whom, and the time or times at which, Awards shall be granted; (iii) the types of Awards to be granted; (iv) the number of Ordinary Shares to be subject to each Award and the allocation thereof; (v) whether, to what extent and under what circumstances Awards may be settled in cash, Ordinary Shares, other securities, other Awards or other property, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, canceled, forfeited or suspended; (vi) whether to accelerate the vesting of, payment for or lapse of restrictions on, Awards; (vii) whether grants shall be made through a trustee or not through a trustee; (viii) whether an Award shall be granted pursuant to Section 102 or otherwise; (ix) when any Awards shall vest, become exercisable and any transfer restrictions, forfeiture provisions and/or other terms and conditions with respect thereto should lapse and/or expire, as applicable; (x) whether, to what extent and under what circumstances Awards should be subject to transfer restrictions, forfeiture provisions and/or other terms and conditions; (xi) whether, to what extent and under what circumstances exercise, settlement or lapse of transfer restrictions and forfeiture provisions applicable to Awards should be subject to an exercise price or purchase price; (xii) whether, to what extent and under what circumstances Awards shall or may be subject, wholly or partially, to the attainment of performance goals; and (xiii) any other matter which is necessary or desirable for, or incidental to, the administration of the 2015 Plan and any Award hereunder, and, except as otherwise prohibited by the 2015 Plan, to waive any such terms and conditions at any time.

2.4	Notwithstanding the foregoing, the Board shall have the right at any time and from time to time and without prior notice or consent to modify outstanding Awards to comply with or satisfy applicable law, tax rules, stock exchange rules or accounting rules, to avoid costly governmental filings or to implement administrative changes to the 2015 Plan that are deemed necessary or advisable by the Board for compliance with applicable law. By means of illustration but not limitation, the Board may delay, suspend or prohibit the sale of shares, to avoid securities laws or exchange control filings, laws or regulations or to comply therewith, or for any other administrative purposes deemed appropriate by the Board.

2.5	Subject to Section 17, the Board shall have plenary authority to construe and interpret the 2015 Plan, to prescribe, amend and rescind the rules and regulations relating thereto and to make all other determinations the Board deems necessary or advisable for the administration of the 2015 Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the 2015 Plan in the manner and to the extent the Board deems necessary or advisable. All determinations of the Board pursuant to the provisions of the 2015 Plan and all related orders and resolutions of the Board shall not be subject to review by any person and shall be final, conclusive and binding on all persons, including, without limitation, the Company, its shareholders, Participants and their estates and beneficiaries.

2.6	No director or officer of the Company shall be personally liable or obligated to any Participant or other person as a result of any decision or omission made and/or action taken with respect to the 2015 Plan or its execution.

2.7	Notwithstanding anything to the contrary herein, any Award granted under the 2015 Plan to an Office Holder (as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) shall be subject to the Company’s Compensation Policy with respect to the terms of office and employment of the Company’s Office Holders as in effect from time to time (the “Compensation Policy”), unless otherwise determined by the Board and approved in accordance with the Companies Law.

3.	Shares Subject to the 2015 Plan

3.1	Subject Shares

The shares subject to the 2015 Plan shall be Ordinary Shares of the Company of NIS 0.14 nominal (par) value per share (“Ordinary Shares”), subject to adjustment as provided in Section 15. Such Ordinary Shares may be, in whole or in part, as the Board shall from time to time determine and subject to applicable law, authorized and unissued Ordinary Shares or previously issued and fully paid Ordinary Shares which have resulted from Awards which have been forfeited and returned to the Company, or Ordinary Shares which shall have otherwise been purchased by the Company or by a Related Company or by the Trustee or by any Custodian (as hereinafter defined) hereunder with funds provided by the Company. In no event shall fractional Ordinary Shares be issued under the 2015 Plan upon the exercise or settlement of any Award.

The Board may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of substitute Awards) and make adjustments if the number of Ordinary Shares actually delivered differs from the number of shares previously counted in connection with an Award.

3.2	Maximum Shares

The aggregate number of Ordinary Shares that may be issued and delivered pursuant to Awards granted under the 2015 Plan (the “Maximum 2015 Plan Shares”) shall be equal to the sum of: (i) 1,375,000; (ii) the number of additional Ordinary Shares determined pursuant to Section 3.3; and (iii) the number of any additional Ordinary Shares resulting from an adjustment in accordance with the terms of the 2015 Plan, including, without limitation, Section 15. No Award may be issued under the 2015 Plan unless, at the time of the grant of such Award, such Award would not cause the Maximum 2015 Plan Shares limitation (as adjusted from time to time) to be exceeded.

Any increase in the Maximum 2015 Plan Shares other than provided in this Section 3 shall be subject to the provisions of Section 17.

3.3	Increase of Maximum Shares

The number of Ordinary Shares available for purposes of the 2015 Plan shall be increased automatically, at the close of business in New York, NY, United States, on December 31 of each of the calendar years 2016, 2017, 2018, 2019 and 2020, by the greatest possible number of Ordinary Shares (rounded down to the nearest thousand) such that the sum of: (i) the total number of Ordinary Shares then subject to outstanding equity awards (under the 2015 Plan or any other equity remuneration plan of the Company, either currently existing or which may be adopted in the future, under which equity awards remain outstanding (collectively, “Company Equity Plans”)); and (ii) the total number of Ordinary Shares then available for future equity awards under Company Equity Plans, shall not exceed 9.50% of the total number of Ordinary Shares outstanding at such time; provided however, that in no event shall the number of Maximum 2015 Plan Shares be decreased pursuant to this Section 3.3.

For purposes of this Section 3.3: (A) an Award will be considered to be an ‘outstanding Award’ in the fiscal year in which it is granted; (B) an Option will be considered to be an ‘outstanding Award’ thereafter until it is exercised; and (C) any Award, other than Options, will be considered to be an ‘outstanding Award’ thereafter until it is no longer subject to conditions requiring continued service of the Participant. All Ordinary Shares available under the 2015 Plan shall be available for any type of Award, except that the maximum number of Ordinary Shares that may be subject to Incentive Stock Options granted under the 2015 Plan shall be as set forth in Section 3.5, subject to adjustment as provided in Section 15.

3.4	Expired, Terminated, Forfeited or Cancelled Awards; Awards Settled in Cash or Otherwise Terminated

If any Award granted under the 2015 Plan shall expire, terminate or be forfeited or cancelled, settled in cash, or otherwise terminate for any reason without a delivery to the Participant (or the Trustee or Custodian on the Participant’s behalf) of the full number of Ordinary Shares to which the Award related, the Ordinary Shares under such Award which were not so delivered shall automatically, and without any further action on the part of the Company or any Participant, again be available for the purposes of the 2015 Plan. Notwithstanding the foregoing, Ordinary Shares, if any, withheld or surrendered in payment of the exercise price or taxes relating to an Award, shall be deemed Ordinary Shares delivered to the Participant for the purposes hereof and will not again be available for purposes of the 2015 Plan.

3.5	Incentive Stock Option Limitation

The aggregate number of Ordinary Shares that may be issued and delivered under the 2015 Plan pursuant to Awards in the form of Incentive Stock Options shall not exceed 100% of the Maximum 2015 Plan Shares as of the Effective Time (as defined below) (subject to adjustment as provided in Section 15).

If the aggregate Market Price (as defined below) (determined with respect to each Incentive Stock Option at the time such Option is granted) of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under all equity remuneration plans of the Company or any Related Company) exceeds $100,000 (as such figure may be adjusted under Section 422(d) the Code), the Options or portion thereof that exceed such limit shall be Options that do not qualify as Incentive Stock Options (such Options, “Nonqualified Stock Options”); but in all other respects the original Agreement (as defined below) shall remain in full force and effect. The determination of which Options shall remain Incentive Stock Options and which Options shall be Nonqualified Stock Options shall be made taking Options into account in the order in which they were granted.

3.6	Equity awards assumed or substituted

Notwithstanding anything herein to the contrary, equity-based awards assumed or substituted by the Company or any Related Company as part of a corporate transaction (including, without limitation, from an entity that merges with or into the Company or any Related Company, is acquired by the Company or any Related Company, or is otherwise involved in a similar transaction) shall not be counted against the number of Ordinary Shares reserved and available for purposes of the 2015 Plan.

4.	Eligibility; Written Agreement

4.1	Awards hereunder may be made to any Participant; provided, however, that: (i) Awards under Section 102 may only be made to persons who are, at the time of grant, ‘employees’ (as such term is defined for purposes of Section 102 and which currently includes officers and directors) of the Company or any Israeli Related Company; and (ii) Incentive Stock Options shall only be made to persons who are, at the time of grant, employees of the Company or any Related Company (within the meaning of Section 424 of the Code). The grant of an Award hereunder shall not, in and of itself, either entitle any Participant to participate, nor disqualify any Participant from participating, in any other grant of Awards pursuant to the 2015 Plan or any other equity remuneration plan of the Company.

4.2	Each grant of an Award shall be evidenced by a written agreement executed and delivered by the Company and the Participant (the “Agreement”); and no Award may be exercised or settled and no transfer restrictions may lapse or expire, as applicable, in the absence of such executed Agreement. Each Agreement with respect to an Award shall, inter alia, designate: (i) whether the Award granted thereunder is pursuant to a specific tax route (such as Section 102 or Section 422 of the Code) and, if so, under which tax route, or otherwise; and/or (ii) whether the Award shall be granted through the Trustee or the Custodian or not through the Trustee or the Custodian. In each case, the Agreement shall be in such form, and contain such terms and provisions not inconsistent with the provisions of the 2015 Plan, as the Board from time to time shall approve.

4.3	The effective date of the granting of an Award shall be the date specified as such by the Board (provided such date is not earlier than the date of the Board resolution in this regard) and in the absence of any such specification, the date on which the Board approves such grant. Any Agreement may contain such provisions as the Board deems appropriate to ensure that the penalty provisions of Sections 280G and 4999 of the Code will not apply to any cash or Ordinary Shares received by the Participant from the Company.

5.	Trustee; Custodian

5.1	The Board shall appoint (and may, from time to time, replace) a trustee for the purposes of the 2015 Plan (the “Trustee”), and may, from time to time, appoint, remove or replace a custodian for the purposes of the 2015 Plan (the “Custodian”).

5.2	Unless otherwise determined by the Board, all Awards to Participants shall be issued by the Company in the name of the Trustee or Custodian and the share certificates representing any Ordinary Shares issued pursuant to any Awards hereunder and any and all other or additional rights or shares deriving therefrom or issued in connection therewith, such as, but not limited to, bonus shares (stock dividends) (“Additional Rights”), shall be issued by the Company in the name of the Trustee or Custodian in trust for the designated Participant and shall be deposited with and held by the Trustee or Custodian, and registered in the Trustee’s or the Custodian’s name in the register of members of the Company, for such period as determined by the Board but, in the case of Awards through a trustee pursuant to Section 102, not less than the period required, or approved with respect thereto pursuant to Section 102 or any other applicable laws and regulations as shall be in effect from time to time (the “Lock-Up Period”).

Furthermore, and without derogating from the aforesaid or any other provision hereof, Awards granted or Ordinary Shares issued which were designated as made through a trustee pursuant to Section 102: (i) may not be sold until the end of the Lock-Up Period, unless otherwise allowed or determined by the Israeli tax authorities; and (ii) all Additional Rights with respect thereto will be subject to the same tax route applicable to the original Award.

5.3	Nothing in the foregoing provisions shall derogate from the power of the Board to grant Awards to the Trustee or Custodian otherwise than under the provisions of Section 102 or to grant Awards to Participants directly otherwise than through the Trustee or Custodian or on terms which differ from those specified above or to approve the transfer of Awards and/or of Ordinary Shares from the Trustee or Custodian to the name of any Participant(s) upon such conditions as shall be determined by the Board.

6.	Grant of Awards

6.1	Options

6.1.1	The consideration to be paid by Participants for each Ordinary Share purchased by exercising an Option (the “Option Exercise Price”) shall be determined by the Board, but shall not be less than 100% of the Market Price of such Ordinary Shares on the date of the grant. For purposes hereof, the “Market Price” of an Ordinary Share shall mean, as of any given date, the mean: (i) average between the high and the low sale prices of the Ordinary Shares, as reported by Nasdaq, or, if the Ordinary Shares are not listed on Nasdaq, the closing price of the Ordinary Shares as reported by the National Quotation Bureau Incorporated; or (ii) in the event there is no public market for the Ordinary Shares on such date, the value set in good faith by the Board consistent with the requirements of Sections 409A and 422 of the Code, to the extent applicable; provided, however, that Options issued in assumption of, or in substitution for, outstanding Awards previously granted by a company (other than the Company) acquired by the Company or a Related Company or with which the Company or a Related Company merges or consolidates may have an Option Exercise Price below Market Price. No Incentive Stock Option shall be granted to an employee who at the time of grant owns (or is considered as owning within the meaning of Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or any Related Company, unless at the time of grant the Option Exercise Price is at least 110% of the Market Price per Ordinary Share subject to the Incentive Stock Option.

6.1.2	An Option may not be amended to lower its Option Exercise Price, nor shall any other action be taken with respect to an Option that is treated as a re-pricing under generally accepted accounting principles or any applicable stock exchange rules, without the prior approval of such amendment or action by the Company’s shareholders, provided however, that the Option Exercise Price or purchase price of an Award under the 2015 Plan may be adjusted in accordance with the terms of Section 15.

6.1.3	Notwithstanding any other provision of the 2015 Plan, the term of each Option shall be for such period as the Board shall determine, but shall not in any event be more than ten years from the date of grant thereof.

6.2	Restricted Share Units

6.2.1	The consideration, if any, to be paid by Participants for each Ordinary Share issued in settlement of a Restricted Share Unit shall be determined by the Board. It is anticipated that Ordinary Shares issued upon the settlement of Restricted Share Units will be issued at substantially below Market Price and for nominal consideration only, if any, provided that less than the nominal (par) value of such shares may be paid only if the appropriate provisions of the Companies Law are complied with.

6.2.2.	Unless otherwise determined by the Board, Restricted Share Units shall be subject to the restrictions on sale and transferability as set forth in Section 11.2. The Agreement with respect to Restricted Share Units may, at the discretion of the Board, include payment for dividend equivalents pursuant to Section 13.

6.3	Restricted Shares

6.3.1	The consideration, if any, to be paid by Participants for each Restricted Share shall be determined by the Board. It is anticipated that Restricted Shares will be issued at substantially below Market Price and for nominal consideration only, if any, provided that less than the nominal (par) value of such shares may be paid only if the appropriate provisions of the Companies Law are complied with.

6.3.2	Unless otherwise determined by the Board, Restricted Shares shall be subject to the restrictions on sale and transferability as set forth in Section 11.3; and shall confer upon the holders thereof the rights pursuant to Sections 12.3 and 13.

6.4	Other Equity-Based Awards

6.4.1	The Board is authorized, subject to any limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Ordinary Shares, as deemed by the Board to be consistent with the purposes of the 2015 Plan. The Board may also grant Ordinary Shares as a bonus, or may grant other Awards in lieu of obligations of the Company or of a Related Company to pay cash or deliver other property under the 2015 Plan or under other plans or compensatory arrangements, on such terms as shall be determined by the Board (including with respect to the receipt of any approvals required from any relevant tax authority). The terms and conditions applicable to each such Award shall be determined by the Board and evidenced by an Agreement, including without limitation, with respect to vesting, exercise or settlement, as applicable, term and termination.

6.5	All Awards

6.5.1	Unless otherwise provided in the applicable Agreement, payment by a Participant of any purchase price of Ordinary Shares underlying any Award shall be made to the Company in such manner as the Board may prescribe, consistent with the provisions of the 2015 Plan.

7.	Vesting of Awards

7.1	The Board may, in its discretion, prescribe the time and/or conditions upon which any Award shall vest and upon which any transfer restrictions, forfeiture provisions or other terms and conditions shall lapse or expire, including any acceleration thereof.

7.2	Unless otherwise determined by the Board or set forth in the applicable Agreement or in the 2015 Plan, vesting of all Awards shall, subject to Section 10, be in installments, over a period of four years from the date of grant, such that at the end of two years from the date of grant, 50% of the Ordinary Shares subject to the Award shall vest (or the forfeiture provisions thereof shall lapse), and at the end of each of the remaining two years, 25% of the Ordinary Shares subject to the Award shall vest (or the forfeiture provisions thereof shall lapse).

8.	Exercise or Settlement of Awards

8.1	Options

8.1.1	A Participant who desires to exercise an Option granted pursuant to the 2015 Plan shall notify the Company in writing, or, through the Trustee, shall cause the Company to be notified in writing, to such effect, and any such notice shall state the number of Ordinary Shares in respect of which the Option is being exercised and shall be accompanied by, or specify the arrangements for, payment of the full Option Exercise Price of such Ordinary Shares. Subject to the foregoing, an exercise notice may be in any form or manner that the Board may determine from time to time.

8.1.2	A Participant who desires that the Trustee exercise an Option granted to the Trustee on the Participant’s behalf shall so instruct the Trustee in writing in such form as shall be prescribed by the Board from time to time. Upon receipt of all the requisite documents, approvals and payments from the Participant, including sufficient proof of proper provision for the payment of any applicable taxes, in form satisfactory to the Company and the Trustee, the Trustee shall deliver a notice to the Company in such form as shall be prescribed by the Board from time to time, whereupon the Company shall allot the Ordinary Shares in the name of the Trustee.

8.1.3	A Participant who desires to exercise an Option granted directly to the Participant (and not through the Trustee) shall so notify the Company in writing in such form as shall be prescribed by the Board from time to time. If Section 102 does not apply to the Option or the Ordinary Shares which relate thereto, then, as a condition for the exercise of the Option, the Participant shall be required to pay the tax applicable to the Participant (including all tax payable by the Company or any Related Company arising out of its obligation to deduct tax at source) pursuant to applicable law and the provisions of the 2015 Plan. Upon receipt of all the requisite documents, approvals and payments from the Participant, including sufficient proof of payment by the Participant of all applicable taxes as aforesaid, in form satisfactory to the Company, the Company shall allot the Ordinary Shares in the name of the Participant.

8.1.4	Unless otherwise determined by the Board, no Ordinary Shares shall be delivered pursuant to any exercise of an Option until payment of the Option Exercise Price shall be made in full and the Participant has paid to the Company (or the Company has withheld in accordance with this Section 8) an amount equal to any applicable taxes required to be withheld. Such payments, to the extent permitted by applicable law and approved by the Board, may be made by any of the following methods or by any other method approved by the Board from time to time: (i) in immediately available funds; (ii) by a broker-assisted cashless exercise in accordance with procedures approved by the Board, whereby payment of the Option Exercise Price and/or tax withholding obligations may be satisfied in whole or in part with Ordinary Shares subject to the Option by delivery of an irrevocable direction to a broker to sell Ordinary Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Option Exercise Price and, if applicable, the amount necessary to satisfy the Company’s withholding obligations with respect to the issuance of the Ordinary Shares subject to the Option; or (iii) by delivery of a notice of ‘net exercise’ to the Company, pursuant to which the Company will reduce the number of Ordinary Shares issuable upon exercise of the Option by the largest whole number of Ordinary Shares whose value, as determined based on the then Market Price, does not exceed the aggregate Option Exercise Price and the amount of any applicable taxes required to be withheld. Provided however, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate Option Exercise Price and any applicable taxes not satisfied by such reduction in the number of whole shares to be issued or by any other means approved by the Board or specified in the Agreement.

8.2	Restricted Share Units

8.2.1	Unless otherwise provided or permitted in the Agreement, upon such date or dates designated in the applicable Agreement, the Company shall settle each Restricted Share Unit by delivering one Ordinary Share.

8.2.2	Unless otherwise determined by the Board or provided in the Agreement, all Ordinary Shares issued in settlement of Restricted Share Units pursuant to grants that have been made other than under Section 102 shall be held in the name of the Custodian or the Trustee on behalf of the Participant and shall be sold on the settlement date or the first day thereafter upon which public trading of Ordinary Shares takes place. The Board or the Agreement may provide, among other things, that only such number of Ordinary Shares as is necessary to satisfy the Company’s tax withholding obligations with respect to the Ordinary Shares issued upon settlement of the Restricted Share Units shall be sold or that in lieu of any such sale the Company will accept a cash or other payment from the Participant to satisfy such obligations. In the event that any such sale cannot be made on the date specified above because the Participant is at that time prohibited from trading in Company shares under the Company’s Policy on Confidentiality and Trading in Company Securities (the “Insider Trading Policy”), such Ordinary Shares shall be sold on the first day thereafter upon which public trading of Ordinary Shares takes place on which the Participant may trade in Company shares in accordance with the Insider Trading Policy. The Company, or any Related Company, shall deduct at source, and remit to the relevant tax authority, any applicable tax payable in respect of the issuance and/or sale of such Ordinary Shares and shall transfer the net proceeds to the Participant, all in such manner as the Board may determine from time to time.

8.2.3	Unless otherwise determined by the Board, no Ordinary Shares shall be issued in settlement of Restricted Share Units until the Participant has paid to the Company (or the Company has withheld in accordance with this Section 8) an amount equal to any applicable taxes required to be withheld. Such payments may be made by any method approved by the Board from time to time.

8.2.4	Unless otherwise determined by the Board, all Ordinary Shares issued in settlement of Restricted Share Units pursuant to grants that have been made under Section 102 shall continue to be held by and in the name of the Trustee in trust for the Participant, all in such manner as the Board may determine from time to time.

8.3	Restricted Shares

8.3.1	Unless otherwise determined by the Board or provided in the Agreement, all Ordinary Shares issued as Restricted Shares pursuant to grants that have been made other than under Section 102 shall be held in the name of the Custodian on behalf of the Participant and shall be sold on the date upon which the restrictions and forfeiture conditions with respect to such Restricted Shares lapse, or the first day thereafter upon which public trading of Ordinary Shares takes place. The Board or the Agreement may provide, among other things, that only such number of Ordinary Shares as is necessary to satisfy the Company’s tax withholding obligations with respect to the Restricted Shares upon which the restrictions and forfeiture provision have lapsed shall be sold or that in lieu of any such sale the Company will accept a cash or other payment from the Participant to satisfy such obligations. In the event that any such sale cannot be made on the date specified above because the Participant is at that time prohibited from trading in Company shares under the Insider Trading Policy, such Ordinary Shares shall be sold on the first day thereafter upon which public trading of Ordinary Shares takes place on which the Participant may trade in Company shares in accordance with the Insider Trading Policy. The Company or any Related Company shall deduct at source, and remit to the relevant tax authority, any applicable tax payable in respect of the issuance and/or sale of such Ordinary Shares and shall transfer the net proceeds to the Participant, all in such manner as the Board may determine from time to time.

8.3.2	Unless otherwise determined by the Board, no Ordinary Shares shall be issued as Restricted Shares pursuant to grants that have been made under the 2015 Plan until the Participant has paid to the

Company (or the Company has withheld in accordance with this Section 8) an amount equal to any applicable taxes required to be withheld. Such payments may be made by any method approved by the Board from time to time.

8.3.3	Unless otherwise determined by the Board, all Ordinary Shares issued as Restricted Shares pursuant to grants that have been made under Section 102 shall continue to be held by and in the name of the Trustee in trust for the Participant, all in such manner as the Board may determine from time to time.

9.	Termination of Awards

9.1	Unless otherwise determined by the Board or provided in the applicable Agreement, if, prior to the complete vesting, exercise or settlement of, or lapse of forfeiture provisions with respect to, any Award, the employment or services of a Participant with or to the Company or a Related Company is or are terminated:

9.1.1	due to resignation by the Participant or dismissal of the Participant for “Cause” (as determined by the Board in its absolute discretion)—all Awards held by the Participant (whether vested or unvested) shall expire and be cancelled and forfeited immediately upon the earlier of such termination or notice of termination of employment or services (irrespective of the effective date of such termination);

9.1.2	due to dismissal of the Participant (other than for Cause) or by mutual agreement—all Awards held by the Participant (whether vested or unvested) shall continue to vest until, and shall remain exercisable by the Participant until, and shall expire and be cancelled and forfeited upon, the effective date of termination of employment or services (unless the notice provides, or the Company and the Participant agree, otherwise); provided, however, that Options may not, in any event, be exercised beyond their originally-scheduled expiration dates;

9.1.3	by reason of death, disability (in the case of Incentive Stock Options, as defined in Section 22(e)(3) of the Code, and in all other cases as determined by the Board in its absolute discretion) or retirement after age 60 with the approval of the Board—all vested Options held by the Participant as of the effective date of termination of employment or services shall remain exercisable by the Participant or the Participant’s estate (to the extent that it has acquired the rights of the deceased Participant by will or by operation of law), as the case may be, for a period of one year following such termination (but in any event, may not be exercised beyond their originally-scheduled expiration dates), and any unvested Awards held by the Participant shall expire and be cancelled and forfeited immediately upon such termination; and

9.1.4	for any other reason—all Awards held by the Participant shall remain exercisable by the Participant only to the extent and until, and shall expire and be cancelled and forfeited, as determined by the Board in its absolute discretion; provided, however, that Options may not, in any event, be exercised beyond their originally-scheduled expiration dates.

9.2	Notwithstanding Sections 9.1.1 and 9.1.2, in the event of termination of employment or services by the Company or a Related Company pursuant to Section 9.1.1 or 9.1.2 within twelve months after a Significant Event (as defined in Section 15.2.2) the following shall apply: (i) with respect to termination pursuant to Section 9.1.1, all Options held by the Participant which will have vested as of the earlier of such termination or notice of terminations of employment or services shall remain exercisable by the Participant for a period of not less than one month following the earlier of such termination or notice of termination; and (ii) with respect to termination pursuant to Section 9.1.2, all Options held by the Participant which will have vested as of the effective date of termination of employment or services shall remain exercisable by the Participant for a period of not less than one month following such termination (in each case unless the Agreement provides otherwise); provided, however, that such Options may not in any event, be exercised beyond their originally-scheduled expiration dates.

9.3	Awards shall not be affected by any change of employment or other designation so long as the Participant continues to be, or, by mutual agreement with the Company and/or a Related Company, immediately thereafter becomes, an employee of, or provides services to, the Company or a Related Company.

9.4	The Board may determine whether any given leave of absence or other circumstance constitutes a termination of employment or services.

9.5	In such case as Section 102 shall apply to any Award, where the Participant ceases to be an employee or director of the Company or of a Related Company prior to the expiration of such period as may be prescribed by applicable law and regulations, the exemption provided by Section 102 may not apply with respect to that Participant pursuant to applicable law. In such case, the Participant shall be obliged to make arrangements with the tax authorities at the Participant’s expense for all matters to do with the taxation of the Options, the Restricted Share Units, the Restricted Shares, any other Award and/or the Ordinary Shares.

10.	Performance-Based Awards

The Board may determine, at the time of grant of any Award, that forfeiture conditions and the lapse of the restrictions with respect to such Awards, and their vesting or settlement may be subject, wholly or partially, to the attainment of performance goals approved by the Board for a performance period established by the Board (such Awards, “Performance-Based Awards”). The Board shall prescribe the nature of, and conditions attaching to, any performance goals which may be set with respect to Performance-Based Awards granted under the 2015 Plan. The Board shall determine whether, with respect to a performance period, the applicable performance goals have been met generally or with respect to a given Participant.

11.	Non-transferability of Awards

11.1	Options

11.1.1	Other than with respect to Incentive Stock Options (which are dealt with in the following paragraph), unless otherwise determined by the Board, Options and/or the right to Options and/or the Ordinary Shares subject thereto (until such time as any restrictions applicable thereto hereunder, including, in the case of Ordinary Shares resulting from the exercise of Options granted through a trustee pursuant to Section 102, the Lock-Up Period, lapse) are personal, and except insofar as is specified in the 2015 Plan, and, where applicable, subject to Section 102, may not be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. During the lifetime of the Participant the Option may only be exercised by the designated Participant, or if granted to the Trustee, by the Trustee on behalf of the designated Participant.

11.1.2	Incentive Stock Options and/or the right thereto are personal and may not be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. During the lifetime of the Participant the Incentive Stock Option may only be exercised by the designated Participant.

11.1.3	If a holder of an Incentive Stock Option makes any disposition of shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions) or any successor provision of the Code, such individual shall notify the Company of such disposition within ten days thereof.

11.1.4	A note as to some or all of the provisions of this Section 11 or a legend may appear on any document which grants the Option or any Agreement hereunder.

11.2	Restricted Share Units

11.2.1	Unless otherwise determined by the Board, Restricted Share Units, the rights to Restricted Share Units and/or the Ordinary Shares subject thereto are personal and may not be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law. Ordinary Shares issued in settlement of Restricted Share Units will be issued in the name of the Trustee or Custodian, and certificates issued in respect thereof and, where applicable, any Additional Rights with respect thereto, shall be registered in the name of the Trustee or Custodian, unless otherwise determined by the Board with respect to Awards not granted through a trustee pursuant to Section 102. Ordinary Shares issued in settlement of Restricted Share Units granted through a Trustee pursuant to Section 102 may not, until such time as the Lock-Up Period lapses, be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto.

11.3	Restricted Shares

11.3.1	Unless otherwise determined by the Board, Restricted Shares and/or the rights to Restricted Shares are personal, and, except insofar as is specified in the 2015 Plan, and, where applicable, subject to Section 102, may not, until such time as the restrictions applicable to such Restricted Shares, including, in the case of grants of Restricted Shares through a Trustee pursuant to Section 102, the Lock-Up Period, lapse, be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance (but only to the extent that such Restricted Shares had vested on the date of death of the Participant), and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. Unless the Board provides otherwise, certificates issued in respect of Restricted Shares and, where applicable, any Additional Rights with respect thereto, shall be registered in the name of the Trustee, the Custodian or the Participant, as the case may be, and deposited, together with a share transfer deed signed and endorsed by the Participant in blank (the “Share Transfer Deed”), with the Company, the Trustee (in all cases where the Award is through the Trustee) or the Custodian, and shall be held by the Company, the Trustee or the Custodian until such time as the restrictions applicable to such Restricted Shares, including, in the case of grants of Restricted Shares through a Trustee pursuant to Section 102, the Lock-Up Period, lapse.

11.3.2	In the event that, for any reason whatsoever, including pursuant to Section 9, any Restricted Shares which have not vested and on which the forfeiture provisions have not theretofore lapsed shall be cancelled, terminated or forfeited, the Company, the Trustee or the Custodian, as the case may be, shall, unless instructed otherwise by the Board, exercise the Share Transfer Deed (and each is authorized to complete any missing details therein) in order to return such Restricted Shares to the Company and make them available again for purposes of the 2015 Plan or for other corporate purposes.

12.	Rights as Shareholders

12.1	Options

12.1.1	The holder of an Option shall have none of the rights of a shareholder with respect to the Ordinary Shares subject to the Option until such shares are issued to the holder upon the exercise of the Option and in accordance with the terms of the 2015 Plan.

12.2	Restricted Share Units

12.2.1

The holder of a Restricted Share Unit shall have none of the rights of a shareholder with respect to the Ordinary Shares subject to Restricted Share Units until the Ordinary Shares subject thereto are issued to the holder following the settlement of the Restricted Share Units. Notwithstanding the

foregoing, the Board shall have the discretion to provide for dividend equivalents with respect to Restricted Share Units pursuant to Section 13.2. Ordinary Shares issued in settlement of any Restricted Share Units shall confer upon the holders thereof the rights of a shareholder of the Company with respect thereto, subject to the provisions of the 2015 Plan (including, without limitation, the provisions with respect to voting rights, by or through the Trustee or Custodian pursuant to Section 13.3, the provisions with respect to dividends set forth in Section 13.1, and the provisions with respect to transferability set forth in Section 11.2) and any restrictions and conditions as the Board may include in the applicable Agreement.

12.3	Restricted Shares

12.3.1	Upon the issuance of Restricted Shares, the Restricted Shares shall confer upon the holders thereof the rights of a shareholder of the Company with respect to the Restricted Shares, subject to the provisions of the 2015 Plan (including, without limitation, the provisions with respect to the vesting and forfeiture provisions on Restricted Shares, the provisions with respect to voting rights, by or through the Trustee or Custodian pursuant to Section 13.3, the provisions with respect to dividends set forth in Sections 13.1 and 13.2, and the provisions with respect to transferability set forth in Section 11.3) and any restrictions and conditions as the Board may include in the applicable Agreement.

12.4	Other Equity-Based Awards

12.4.1	Unless otherwise determined by the Board, the holder of other equity-based Awards shall have none of the rights of a shareholder with respect to the Ordinary Shares subject to the Award until such shares are issued to the holder upon the exercise or settlement of the Award and in accordance with the terms of the 2015 Plan.

13.	Dividends and Voting Rights

13.1	All Awards

Ordinary Shares, once issued upon the exercise, settlement or grant of Awards hereunder (as applicable), shall participate equally with the Company’s other Ordinary Shares in every cash dividend which shall be declared and distributed, subject to the following provisions:

13.1.1	A cash dividend shall be distributed only to persons registered in the register of members as shareholders on the record date fixed for the distribution of the dividend.

13.1.2	A dividend with regard to Ordinary Shares which are registered in the name of the Trustee or Custodian shall be paid to the Trustee or Custodian, as the case may be, subject to any lawful deduction of tax, whether such rate is at the usual rate applicable to a dividend or at a higher rate. The Trustee or Custodian shall transfer the dividend to the Participant in accordance with instructions that the Trustee or Custodian shall receive from the Company. Alternatively, the Company shall be entitled to pay the dividend directly to the Participant subject to the deduction of the applicable tax.

13.1.3	Except as provided in Section 18.6.2 and without derogating from the provisions of Section 13.1.2, the Company, the Trustee or Custodian shall be entitled to set off and deduct at source from any dividend any sum that the Participant owes to the Company (including any Related Company), the Trustee or the Custodian, whether under the 2015 Plan or otherwise, and/or any sum that the Participant owes to the tax authorities.

13.2	Restricted Share Units and Restricted Shares

Dividends on Restricted Share Units and Restricted Shares that have not yet been settled and the forfeiture provisions with respect to which have not yet lapsed shall be subject to the following provisions:

13.2.1	At the discretion of the Board, dividends on any Restricted Share Units that have not yet been settled may: (i) be withheld by the Company subject to the settlement of the Restricted Share Units; or (ii) be credited by the Company as additional Restricted Share Units (determined by dividing the aggregate dividend amount (after any lawful deduction of tax) that would have been paid with respect to the Restricted Share Units if they had been actual Ordinary Shares by the Market Price of an Ordinary Share on the dividend payment date), which additional Restricted Share Units shall vest and be settled concurrently with the underlying Restricted Share Units. Except as otherwise determined by the Board, no interest will accrue or be paid on the amount of any dividends withheld.

13.2.2	Dividends on any Restricted Shares that have not yet vested and the forfeiture provisions with respect to which have not yet lapsed may: (i) be paid as aforesaid; (ii) be withheld by the Company subject to vesting of the Restricted Shares; or (iii) be credited by the Company as additional Restricted Shares (determined by dividing the aggregate dividend amount (after any lawful deduction of tax) that would have been paid with respect to the Restricted Shares if they had been actual Ordinary Shares by the Market Price of an Ordinary Share on the dividend payment date), which additional Restricted Shares shall vest concurrently with the underlying Restricted Shares, all as determined by the Board in its absolute discretion prior to the distribution of any dividend. Except as otherwise determined by the Board, no interest will accrue or be paid on the amount of any dividends withheld.

13.3	Holders of Ordinary Shares issued following exercise of any Options or settlement of any Restricted Share Units or any other equity-based Awards and holders of Restricted Shares shall have voting rights with respect to such shares; provided however, that for as long as any Ordinary Shares deriving from any Award or any Restricted Shares are registered in the name of the Trustee or deposited with a Custodian, the Trustee or Custodian alone shall be entitled to receive every notice to which a shareholder is entitled, and only the Trustee or Custodian, or whomever the Trustee or Custodian shall designate, shall be entitled to exercise rights as a shareholder vis-à-vis the Company, including the right to participate in all shareholders’ meetings and to vote such Ordinary Shares or Restricted Shares thereat. The Trustee or Custodian, as the case may be, shall vote such shares in accordance with the instructions of the Participants on whose behalf they are held and, in the absence of such instructions, at the discretion of the Trustee or Custodian in the best interests of the Company.

14.	Matters in Connection with the Employee/Employer or Other Relationship

14.1	No income or gain which shall be credited to or which purports to be credited to a Participant as a result of the 2015 Plan shall in any manner be taken into account in the calculation of the basis of the Participant’s entitlements from the Company or any Related Company or in the calculation of any social welfare right or other rights or benefits arising out of the employee/employer or any other relationship (including, without limitation, any benefits under any pension, retirement, severance, profit sharing, bonus, life insurance, vacation or other legal requirement or benefit plan of the Company or any Related Company). Except as otherwise determined by the Board, if, pursuant to any law, the Company or any Related Company shall be obliged for the purposes of calculation of the said items to take into account income or gain actually or theoretically credited to the Participant, the Participant shall indemnify the Company or any Related Company against any expense caused to it in this regard.

14.2

Nothing in the 2015 Plan or any Award granted pursuant thereto shall be interpreted as obligating the Company or any Related Company to employ or retain the services of the Participant, or as conferring upon any Participant any right to continue in the employment of or service with the Company or any Related Company or as restricting the right of the Company or any Related Company to terminate such employment or services at any time. A Participant shall have no claim pursuant to the 2015 Plan whatsoever against the Company or any Related Company as a result of the termination of the Participant’s employment or services, including, without limitation, any claim that such termination causes any Awards to be forfeited and/or prevents the Participant from receiving or retaining any Ordinary Shares otherwise issuable pursuant to any Award granted by, or Agreement with, the Company or any Related Company, or results in any loss due to an imposition, or earlier than anticipated imposition, of tax liability pursuant to applicable law.

14.3	No Participant or other person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders of Awards. The terms and conditions of Awards and the Board’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

15.	Adjustments Upon Changes in Capitalization; Significant Event

15.1	Changes in Capitalization

Notwithstanding any other provisions of the 2015 Plan, the Board shall, consistent with any applicable provisions as may be set forth in an applicable Agreement, take such action as it deems appropriate for the adjustment of each such Award in the event of changes in the outstanding share capital of the Company by reason of any stock dividend (bonus shares), stock split, reverse stock split, recapitalization, reorganization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar change in capitalization, or a distribution to ordinary shareholders, including a rights offering (but not including ordinary cash dividends), or any like change (including, without limitation, making provision for cash payments to holders of outstanding Awards in consideration for the cancellation of such Awards). In any such event, the Board without liability to any person shall make such substitution or adjustment, if any, as it deems equitable as to: (i) the number and kind of Ordinary Shares (for the avoidance of doubt, if Ordinary Shares are converted into other securities, the term ‘Ordinary Share’ for purposes of the 2015 Plan shall constitute a reference to such other securities) or other securities issued or reserved for issuance pursuant to the 2015 Plan or pursuant to outstanding Awards; (ii) the Maximum 2015 Plan Shares; (iii) the maximum number of Ordinary Shares that may be subject to Incentive Stock Options; (iv) the purchase price (including, without limitation, the Option Exercise Price), if applicable, with respect to any Award; and/or (iv) any other affected terms of such Awards.

15.2	Significant Event

15.2.1	In the event of a Significant Event, the Board may, but shall not be obligated to: (i) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an Award; (ii) cancel all or any portion of an Award for fair value (as determined in the absolute discretion of the Board), which may equal the value of the consideration to be paid in the Significant Event transaction to holders of the same number of Ordinary Shares subject to Awards (or, if no consideration is paid in any such transaction, the Market Price of the Ordinary Shares subject to such Awards) less, in the case of Awards subject to payment of a purchase price (including, without limitation, the Option Exercise Price), the applicable aggregate purchase price of such Awards; or (iii) provide for the issuance of substitute Awards with respect to acquiror stock that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Board in its absolute discretion.

15.2.2

Each of the following shall be a “Significant Event”: (i) Board or (if approval of the shareholders of the Company is required) shareholder approval of: (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Ordinary Shares would be converted into cash, securities or other property, other than a merger of the Company in which the holders of Ordinary Shares immediately prior to the merger have the same proportionate ownership of Ordinary Shares of the surviving corporation immediately after the merger; (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets or shares of the Company; or (C) the adoption of any plan or proposal for the liquidation or dissolution of the Company; (ii) any person or group (within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934) other than the Company making a tender offer or exchange offer to acquire any Ordinary Shares (or securities convertible into Ordinary Shares) for cash, securities or any other consideration, provided that: (A) at least a portion of such securities sought pursuant to the offer in question is acquired; and (B) after consummation of such offer, the person in question is the ‘beneficial owner’ (as such term is defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934), directly or indirectly, of 20% or more of the outstanding Ordinary Shares (calculated as provided in paragraph (d) of such Rule 13d-3 in the case of rights to acquire Ordinary Shares); or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the entire Board cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company’s shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

16.	Effectiveness of the 2015 Plan

The 2015 Plan shall be effective as of the date of approval thereof by the Board, which occurred on June 22, 2015 (the “Effective Time”), subject to shareholder approval of the 2015 Plan within 12 months of the Effective Time. No Award will be granted under the 2015 Plan following the Effective Time until shareholder approval thereof is obtained. Awards granted prior to termination of the 2015 Plan will, subject to the terms of the 2015 Plan and any applicable Agreement with a Participant, continue to vest thereafter.

17.	Term, Termination and Amendment

Unless the 2015 Plan shall theretofore have been terminated as hereinafter provided, it shall terminate on, and no Award shall be granted after, June 21, 2025. The 2015 Plan may be terminated, modified, amended or extended by the shareholders of the Company. The Board may at any time terminate, modify or amend the 2015 Plan in such respects as it shall deem advisable; provided, however, that the Board may not, without shareholder approval: (i) except for adjustments as provided for in Section 3.3 or in connection with events described in Section 15: (A) increase the Maximum 2015 Plan Shares; or (B) permit any action prohibited by Section 6.1.2; (ii) change the class of persons eligible to receive Awards; (iii) expand the types of Awards issuable under the 2015 Plan; (iv) extend the term of the 2015 Plan; (v) except for adjustments pursuant to Section 15, increase the maximum number of Ordinary Shares that may be subject to Incentive Stock Options; or (vi) adopt any other amendments to the 2015 Plan that are considered material under the rules of Nasdaq or that are required to be approved by shareholders pursuant to the rules of any stock exchange on which the Ordinary Shares are listed or by applicable law. Except as provided in Section 2.4 and in Section 18 or as otherwise provided in the 2015 Plan, no termination, modification or amendment of the 2015 Plan may, without the consent of the Participant to whom any Award shall theretofore have been granted, adversely affect the rights of such Participant under such Award.

18.	Taxation

18.1	General

18.1.1	The Company does not warrant that the 2015 Plan will be recognized by the income tax authorities in any jurisdiction or that any exemption or benefit currently available, whether pursuant to Section 102 or otherwise, will remain available.

18.1.2

Each Participant shall be liable for all taxes, duties, fines and other payments which may be imposed, whether imposed upon the Participant, the Company, any Related Company, the Trustee and/or any Custodian, under applicable law, rule or regulation (including, but not limited to, income tax, social security payments and health tax) with respect to an Award granted hereunder or any other benefit in respect thereof (including, but not limited to, taxes, duties, fines and other payments imposed under applicable law on the grant, vesting or settlement of an Award, the issuance of Ordinary Shares with respect to an Award, the registration of Ordinary Shares in the Participant’s name, dividends paid on Ordinary Shares issued with respect to an Award, dividend equivalents granted with respect to an

Award or the sale of Ordinary Shares issued with respect to an Award and including, without limitation, any such payment required to be made by the Company or any Related Company, as the result of any sale by the Participant of shares which were designated as made through a trustee pursuant to Section 102 prior to the end of the Lock-Up Period). Notwithstanding the foregoing: (i) if the Company elects the ‘employment income’ route for Awards granted through a trustee pursuant to Section 102; or (ii) if the Company grants awards pursuant to Section 102 not through a trustee, the Company or the Related Company, as applicable, shall pay, at its expense, any social security payments payable by the employer with respect to Awards so granted to the extent required as a result of such election; and (iii) if the Company elects the ‘capital gains’ route for Awards granted through a trustee pursuant to Section 102, the Company or the Related Company, as applicable, shall pay, at its expense, any social security payments payable by the employer with respect to that portion of gains from such Awards that are taxed as ‘employment income’ pursuant to Section 102.

18.1.3	Should any provision of Section 102 which applies to employees be amended, such amendment shall be deemed included in the 2015 Plan with respect to Awards issued in the context of Section 102.

18.2	Withholding

The Company, any Related Company, the Trustee and/or any Custodian shall have the right to require the Participant to pay an amount in cash or to retain or sell without notice Ordinary Shares in value sufficient to cover any tax required by any governmental entity to be withheld or otherwise deducted and paid with respect to the Awards or the Ordinary Shares subject thereto (including, without limitation, upon their grant, vesting, settlement or sale or the registration of the Ordinary Shares in the Participant’s name) or with respect to dividends or any other benefits in respect thereof (“Withholding Tax”), and to make payment (or to reimburse itself or himself or herself for payment made) to the appropriate tax authority of an amount in cash equal to the amount of such Withholding Tax, remitting any balance to the Participant. Notwithstanding the foregoing, a Participant shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company, a Related Company, the Trustee and/or any Custodian with funds sufficient to enable the Company, the Related Company, the Trustee and/or any Custodian to pay such Withholding Tax.

18.3	Certificate of Authorization of Assessing Officer

The Company, any Related Company, the Trustee or the Custodian shall at any time be entitled to apply to the Israeli Tax Authority, and in the case of a Participant outside the State of Israel, to any non-Israeli tax authority, for receipt of their certificate of authorization as to the amount of tax which the Company, any Related Company, the Trustee, the Custodian or the Participant is to pay to the tax authorities resulting from the grant, vesting or settlement of any Awards, the issuance, sale or transfer of any Ordinary Shares deriving from any Award, or regarding any other question with respect to the application of the 2015 Plan.

18.4	Security for Payment of Taxes

Without derogating from the above, the Company (including any Related Company) and/or the Trustee or the Custodian shall have the right to require that any Participant provide guarantees or other security to the Company’s satisfaction to guarantee the payment of any taxes or other obligatory payments which may be payable as a result of or in connection with the grant, vesting or settlement of any Awards and the issuance, sale or transfer of any Ordinary Shares deriving from any Award (including any sum payable arising out of or in connection with the Company’s, the Related Company’s, the Trustee’s or the Custodian’s obligations to deduct tax and other obligatory payments at source). With respect to Awards granted pursuant to Section 102 which were not designated as made through a trustee, if the Participant’s employment with the Company or a Related Company is terminated for any reason, the Participant will be obligated to provide the Company with a guarantee or other security to its satisfaction and at its discretion, to cover any tax obligations which may arise thereafter in connection with the disposition of the Ordinary Shares.

18.5	Election under Section 83(b)

No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code) or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Agreement or by action of the Board in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares under the 2015 Plan, is expressly permitted under the terms of the applicable Agreement or by such Board action to make such an election and the Participant makes the election, the Participant shall notify the Company of such election within ten days of filing notice of the election with the U.S. Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code or other applicable provision.

18.6	Section 409A

18.6.1	It is intended that the provisions of the 2015 Plan comply with Section 409A of the Code and the Department of Treasury regulations and other interpretative guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Time (“Section 409A”), and all provisions of the 2015 Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

18.6.2	No Participant or the creditors of any Participant shall have the right to subject any deferred compensation (within the meaning of Section 409A) payable under the 2015 Plan to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to any Participant or for the benefit of any Participant under the 2015 Plan may not be reduced by, or offset against, any amount owing by any such Participant to the Company or any Related Company.

18.6.3	Notwithstanding any other provisions in the 2015 Plan or any Agreement to the contrary, in the event that it is reasonably determined by the Company that, as a result of Section 409A, payments in respect of any Award may not be made at the time contemplated by the terms of the 2015 Plan or the relevant Agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A, the Company will make such payment as soon as practicable following the first day that would not result in the Participant incurring any tax liability under Section 409A. If, at the time of a Participant’s separation from service (within the meaning of Section 409A), (i) such Participant shall be a specified employee (within the meaning of Section 409A and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a good faith determination that an amount payable pursuant to an Award constitutes deferred compensation (within the meaning of Section 409A), the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then the Company shall not pay such amount on the otherwise scheduled payment date, but shall instead pay it on the first business day after such six-month period. Such amount shall be paid without interest, unless otherwise determined by the Board, in its absolute discretion. To the extent any amount under the 2015 Plan to which Section 409A applies is payable in two or more installments, each installment payment shall be treated as a separate and distinct payment for purposes of Section 409A.

18.6.4	Notwithstanding any provision of the 2015 Plan to the contrary, in light of the uncertainty with respect to the proper application of Section 409A, the Company reserves the right to make amendments to any Award as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such Participant or for such Participant’s account in connection with an Award (including any taxes and penalties under Section 409A), and neither the Company nor any Related Company shall have any obligation to indemnify or otherwise hold such Participant harmless from any or all of such taxes or penalties.

19.	Governing Law

The 2015 Plan and all instruments issued hereunder shall be governed by and interpreted in accordance with the internal laws of the State of Israel without reference to the principles of conflict of laws thereof, subject to the provisions of: (i) the Code with respect to any Awards intended to qualify as Incentive Stock Options and designated as such in an applicable Agreement; and (ii) Section 409A with respect to any deferred compensation (within the meaning of Section 409A) to the extent necessary to comply with Section 18.6.

20.	Clawback

Notwithstanding anything contained herein to the contrary, all Awards granted under the 2015 Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may in the future be adopted by the Company or as required by applicable law, and in each case, as may be amended from time to time, including, but not limited to, any clawback provision(s) in the Compensation Policy. Any such policy adoption or amendment shall in no event require the prior consent of any Participant. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

21. Miscellaneous

21.1	The Board may direct that any certificate evidencing Ordinary Shares delivered pursuant to the 2015 Plan shall bear a legend setting forth such restrictions on transferability as the Board may determine to be necessary or desirable, including to ensure any exemption available pursuant to applicable securities laws, and may advise the transfer agent to place a stop order against any legended shares.

21.2	21.2.1	The Company shall not have any liability for the nonissuance or nontransfer, or for any delay in the issuance or transfer of any Ordinary Shares subject to Awards, resulting from the inability of the Company to obtain, or from any delay in obtaining, from any regulatory body having jurisdiction or authority, any requisite approval to issue or transfer any such shares, if counsel for the Company deems such approval necessary for the lawful issuance or transfer thereof.

21.2.2	Without limiting the generality of the foregoing, the Company shall not have any obligation or liability as a result of any delay in issuing any certificate evidencing Ordinary Shares or in the delivery thereof to the Trustee, any Custodian or Participants, or any act or omission of any Company-designated brokerage firm in relation to Ordinary Shares.

21.3	The Board shall have the power to impose such other restrictions on Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for favorable tax treatment under Section 102 or any other applicable tax law provision.

21.4	Nothing in the 2015 Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, officers or directors in cash or property, in a manner that is not expressly authorized under the 2015 Plan.

21.4	Nothing in the 2015 Plan shall be construed to limit, impair or otherwise affect the Company’s or any Related Company’s right or power to issue any Ordinary Shares or any rights or other securities exchangeable for or convertible or exercisable into Ordinary Shares or to increase or make adjustments, reclassifications, reorganizations or changes of or to its share capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or to limit the right or power of the Company or any Related Company to take any action that such entity deems to be necessary, appropriate or desirable.

21.6	The obligation of the Company to deliver Ordinary Shares or other equivalents under the 2015 Plan upon vesting, exercise and/or settlement of any Award shall be subject to all applicable laws, rules and regulations, and to such approvals by governmental agencies (including without limitation tax and securities authorities) as may be required.

21.7	The Company shall be under no obligation to register for sale or resale under any applicable laws, rules and regulations any of the Ordinary Shares to be offered or sold under the 2015 Plan or any Ordinary Shares issued upon vesting, exercise and/or settlement of Awards.

21.8	If any provision of the 2015 Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify the 2015 Plan or any Award under any applicable law, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the 2015 Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Participant or Award and the remainder of the 2015 Plan and of any such Award, and the application of such provision in any other jurisdictions or with respect to any other Participants or Awards, shall remain in full force and effect.

Exhibit B

ORBOTECH LTD.

The Orbotech Directors Annual Equity Award Plan

~~2005 Directors Plan (as Amended, 2010)~~

~~(the “2005 Directors Plan”)~~

1.	Each director who is in office immediately after any annual general meeting of shareholders of Orbotech Ltd., an Israeli company (the “Company”), including external directors but excluding the Chief Executive Officer of the Company (to the extent~~assuming~~ he or she serves as a director) (an “Eligible Director”), will, in addition to that Eligible Director’s existing annual, ~~and~~ per meeting or other cash fees, receive annual share~~stock~~-based remuneration which would be awarded on the date of such annual general meeting.

2.	Each Eligible Director (other than the chairman of the Board of Directors of the Company (the “Chairman” and the “Board”, respectively)) will be awarded at the time of each annual general meeting share~~stock~~-based remuneration with an aggregate value equal to the lesser of: (A) $60~~35~~,000; and (B) the value of 5,000~~3,000~~ Restricted Shares (as defined below), in each case calculated as of the date of the relevant annual general meeting in the manner described below (so that, for example, in the event the value of 5,000~~3,000~~ Restricted Shares calculated as of the date of the relevant annual general meeting in the manner described below is equal to $50~~25~~,000, the aggregate value of share~~stock~~-based remuneration to be awarded immediately after such annual general meeting to each Eligible Director will be $50~~25~~,000~~, allocated in the manner set forth in Section 4 below~~). Such share~~stock~~-based remuneration will consist of: (i) ~~options (“Options”) to purchase Ordinary Shares of the Company of NIS 0.14 nominal (par) value per share (“Ordinary Shares”); (ii)~~ awards representing an unfunded and unsecured promise to deliver Ordinary Shares of the Company of NIS 0.14 nominal (par) value per share (“Ordinary Shares”), cash, other securities or other property, as determined by the Board, in accordance with the terms and conditions specified herein, in the applicable Company Equity Plan (as defined below) under which they were granted or in the award agreement governing the grant (“Restricted Share Units”); and/or (ii) Ordinary Shares subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions specified herein, in the applicable Company Equity Plan ~~(as defined below)~~ under which they were granted or in the award agreement governing the grant (“Restricted Shares”)~~; and/or (iii) awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property, as determined by the Board, in accordance with the terms and conditions specified herein, in the applicable Company Equity Plan under which they were granted or in the award agreement governing the grant (“Restricted Share Units”)~~ (~~Options,~~ Restricted Share Units and Restricted Shares ~~and Restricted Share Units~~, collectively, “Awards”, and each, an “Award”).

3.	The Chairman will be granted at the time of each annual general meeting of the Company Awards with an aggregate value equal to the lesser of: (A) $75,000~~43,750~~; and (B) the value of 6,250~~3,750~~ Restricted Shares, in each case calculated as of the date of the relevant annual general meeting in the manner described below.

4.	~~Subject to Section 8 below, awards will be granted to each Eligible Director at a ratio of 2.5 Ordinary Shares subject to an Option to each Restricted Share or Restricted Share Unit. Notwithstanding the foregoing,~~ Awards will be granted to the extent that there are sufficient Ordinary Shares reserved under ~~the 2000 Plan,~~ the Orbotech Ltd. 2010 Equity-Based Incentive Plan (the “2010 Plan”), the Orbotech Ltd. 2015 Equity-Based Incentive Plan (the “2015 Plan”) (subject to its approval by the shareholders of the Company) and any other equity remuneration plan of the Company currently existing or which may be adopted in the future (collectively, the “Company Equity Plans”).

5.	Awards under The Orbotech Directors Annual Equity Award Plan~~the 2005 Directors Plan~~ will be granted as part of, and out of Ordinary Shares available for grant under, the Company Equity Plans, and will generally be granted on terms and conditions applicable to grants made under the applicable Company Equity Plan, provided that:

(a)	Awards will vest in full on May 31 of the calendar year following the year in which the Award is made (approximately yearly from the grant dates);

~~(b)~~	~~Options awarded to Eligible Directors pursuant to the 2005 Directors Plan will expire no later than seven years after the date on which they were granted; subject, however, to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, the Eligible Director’s term expires and he or she is not re-elected. In such case, such Options would expire upon the last to occur of: (i)90 days following such annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan (or other applicable Company Equity Plan) in circumstances of retirement after the age of 60;~~

(b~~c~~)	Should an Eligible Director for any ~~other~~ reason (including due to~~apart from~~ death or disability~~—in which case the provisions of the applicable Company Equity Plan will apply~~) not serve until the end of his or her term, any ~~unvested or unexercised Options,~~ unvested Restricted Share Units or unvested Restricted Share ~~Unit~~s held by such Eligible Director at the time of ceasing to serve shall expire and be cancelled and forfeited immediately; and

(c~~d~~)	If an Eligible Director ceases to be an Eligible Director but remains a director of the Company, any ~~Options,~~ Restricted Share Units or Restricted Share ~~Unit~~s awarded to him or her pursuant to The Orbotech Directors Annual Equity Award Plan~~the 2005 Directors Plan~~ will, to the extent unvested, expire and be forfeited and cancelled at the time that he or she ceases to be an Eligible Director~~. Vested Options will continue to be exercisable and will expire as provided above~~.

6.	In the event that, between annual general meetings of the Company, a new Eligible Director joins the Board, an existing director who was not previously an Eligible Director becomes an Eligible Director or there occurs a change of Chairman, such Eligible Director or new Chairman will not be granted any Awards under The Orbotech Directors Annual Equity Award Plan~~the 2005 Directors Plan~~ for such interim period, but will be granted Awards under The Orbotech Directors Annual Equity Award Plan~~the 2005 Directors Plan~~ as provided for above at the first following annual general meeting of the Company. If an outgoing Chairman remains an Eligible Director, the additional Awards granted to him or her as Chairman pursuant to The Orbotech Directors Annual Equity Award Plan~~the 2005 Directors Plan~~ beyond those to which he or she was otherwise entitled as an Eligible Director will, to the extent then unvested, expire and be forfeited and cancelled at the time that he or she relinquishes the position of Chairman.

7.	The number ~~of Ordinary Shares to be subject to Options and the number~~ of Restricted Share Units and Restricted Share ~~Unit~~s to be awarded pursuant to The Orbotech Directors Annual Equity Award Plan~~the 2005 Directors Plan~~ will be calculated by reference to their fair value (as defined in Accounting Standards Codification 718, ‘Compensation—Stock Compensation’, promulgated by the Financial Accounting Standards Board of the United States) as of the date of the relevant annual general meeting in accordance with the valuation method used by the Company at the time in preparing its financial statements ~~(currently, with respect to Options, the Black-Scholes option-pricing model)~~.

~~8.~~

~~If at the time of any annual general meeting there are insufficient Ordinary Shares available under the Company Equity Plans to be awarded as Options, but there are sufficient Ordinary Shares available under the Company Equity Plans for award as Restricted Shares or Restricted Share Units, the numbers of Restricted Shares or Restricted Share Units to be awarded to each Eligible Director at such annual general meeting shall be increased so that the aggregate value of Awards made to each Eligible Director at the time of each annual general meeting will remain $35,000 ($43,750, in the case of the Chairman), or such lesser value as determined pursuant to Sections 2 and 3 above. Similarly, if at the time of any annual general meeting there are insufficient Ordinary Shares available under the Company Equity Plans to be awarded as Restricted Shares or Restricted Share Units but there are sufficient Ordinary Shares available under the~~

~~Company Equity Plans for award as Options, the number of Options to be awarded to each Eligible Director at such annual general meeting shall be increased so that the aggregate value of Awards made to each Eligible Director at the time of each annual general meeting will remain $35,000 ($43,750, in the case of the Chairman), or such lesser value as determined pursuant to Sections 2 and 3 above.~~

8~~9~~.	If at the time of any annual general meeting there are insufficient Ordinary Shares available under the Company Equity Plans to facilitate the Awards contemplated by The Orbotech Directors Annual Equity Award Plan~~the 2005 Directors Plan~~, the numbers of Awards granted to each Eligible Director at such annual general meeting shall be reduced proportionately and pro rata among them from the contemplated amounts, having regard to the amount of Ordinary Shares then available.

********

In accordance with previous shareholder approval, the Company’s policy regarding compensation of Directors and Officers and the Company’s election in this regard ~~and the approval of the shareholders at the Company’s 2003 Annual General Meeting~~, the Eligible Directors will benefit from the capital gains tax treatment pursuant to Section 102 of the Israeli Income Tax Ordinance with respect to Awards under The Orbotech Directors Annual Equity Award Plan~~the 2005 Directors Plan~~ made from Ordinary Shares available under the Company Equity Plans~~2000 Plan pursuant to Section 102 of the Israeli Tax Ordinance~~ unless and until such time as the Company changes its election~~. In accordance with the Company’s election and, if approved by shareholders at the 2010 Annual General Meeting, the Eligible Directors will benefit from the capital gains tax treatment with respect to Awards under the 2005 Directors Plan made from Ordinary Shares available under the 2010 Plan pursuant to Section 102 of the Israeli Tax Ordinance unless and until such time as the Company changes its election~~.

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☐

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 3, 2015

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. MICHAEL HAVIN, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of trading on June 26, 2015, at the 2015 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Company’s principal offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Monday, August 3, 2015, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

1.1	14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

August 3, 2015

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the Meeting, proxy statement and proxy card are available at

www.orbotech.com

Please complete, sign, date and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on July 31, 2015 (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

i   Please detach along perforated line and mail in the envelope provided.  i

  ¢

PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1.	THE ELECTION OF DIRECTORS:
	THE NOMINEES AS DIRECTORS ARE:		FOR	AGAINST	ABSTAIN
	(A)	YOCHAI RICHTER	☐	☐	☐
	(B)	YEHUDIT BRONICKI	☐	☐	☐
	(C)	DAN FALK	☐	☐	☐
	(D)	MIRON KENNETH	☐	☐	☐
	(E)	JACOB RICHTER	☐	☐	☐
	(F)	ELIEZER TOKMAN	☐	☐	☐
	(G)	SHIMON ULLMAN	☐	☐	☐
	(H)	ARIE WEISBERG	☐	☐	☐
2.	THE ELECTION OF AN EXTERNAL DIRECTOR (AND HIS REMUNERATION AND BENEFITS):
	THE NOMINEE AS EXTERNAL DIRECTOR IS:		FOR	AGAINST	ABSTAIN
	A	AVNER HERMONI (INCLUDING HIS REMUNERATION AND BENEFITS)	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
3.	THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY:	☐	☐	☐
4.

RATIFICATION AND APPROVAL OF THE ADOPTION OF THE ORBOTECH LTD. 2015 EQUITY-BASED INCENTIVE PLAN (THE “2015 PLAN”) AND TO RESERVE, FOR PURPOSES OF THE 2015 PLAN, THE NUMBER OF ORDINARY SHARES OF THE COMPANY PROVIDED IN THE 2015 PLAN (AS SUCH NUMBER MAY BE INCREASED AND ADJUSTED FROM TIME TO TIME AS PROVIDED IN THE 2015 PLAN):

		☐	☐	☐
5.	RATIFICATION AND APPROVAL OF CERTAIN AMENDMENTS TO THE 2005 DIRECTORS PLAN, PRIMARILY TO INCREASE THE ANNUAL EQUITY REMUNERATION PAYABLE TO DIRECTORS:	☐	☐	☐
6.	RATIFICATION AND APPROVAL OF AN INCREASE AND CERTAIN OTHER CHANGES IN THE ANNUAL EQUITY REMUNERATION PAYABLE TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY:	☐	☐	☐
		YES	NO
Do you or any of the persons or entities described in the Proxy Statement have a ‘personal interest’ (as defined in the Proxy Statement) in Item 6?		☐	☐
		FOR	AGAINST	ABSTAIN
7.

RATIFICATION AND APPROVAL OF AN INCREASE OF THE COMPANY’S REGISTERED (AUTHORIZED) SHARE CAPITAL BY NIS 9,800,000 DIVIDED INTO 70,000,000 ORDINARY SHARES NOMINAL (PAR) VALUE NIS 0.14 EACH AND AMENDMENT OF THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION ACCORDINGLY:

		☐	☐	☐

Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” Items 1 – 7 listed herein. Any other matters that may properly come before the Meeting, if any, will be voted by the persons designated as proxies in their judgment.

If you are a controlling shareholder or have a ‘personal interest’ with respect to Item 2 as a result of a relationship with a controlling shareholder, you should NOT fill out this proxy card and should not vote in any other way. In such circumstances you should contact the Corporate Secretary of the Company by written electronic mail (addressed to michael.havin@orbotech.com) no later than 11:59 p.m., New York time, on July 30, 2015 in order to be advised how to submit your votes with respect to the items on the agenda of the Meeting.

If you have not affirmatively indicated that you have, or that any of the persons or entities described in the Proxy Statement has, a ‘personal interest’ in Item 6, then by signing below, or by the submission of an electronic vote, you certify that: (i) you are not a ‘controlling shareholder’ of the Company; and (ii) neither you nor any of the persons or entities described in the Proxy Statement has a ‘personal interest’ in Item 6.

Any and all proxies heretofore given are hereby revoked.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note:

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

¢

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg
President and Chief Operating Officer

Date: June 29, 2015